Offer to Purchase for Cash
All Outstanding Shares of Common Stock
(Including the Associated Preferred Stock Purchase Rights)
of
National Vision, Inc.
at
$7.25 Net Per Share
by
Vision Acquisition Corp.,
a wholly owned subsidiary of
Vision Holding Corp.
THE OFFER AND WITHDRAWAL RIGHTS WILL
EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON
AUGUST 31, 2005
UNLESS THE OFFER IS EXTENDED
      The offer is being made pursuant to the Agreement and Plan of Merger dated as of July 25, 2005 (the “Merger Agreement”), among Vision Holding Corp., Vision Acquisition Corp. and National Vision, Inc. (the “Company” or “NVI”). The Board of Directors of the Company (i) has unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the offer to purchase for Cash (the “Offer”) all outstanding shares of common stock (including the associated preferred stock purchase rights) (the “Shares”) of the Company and the merger (the “Merger”), each as described herein, (ii) has unanimously determined that the terms of the Offer and the Merger are fair, from a financial point of view, to the stockholders of the Company and that the Merger is advisable, and (iii) unanimously recommends that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

      The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares that would represent more than sixty-seven percent of all outstanding Shares on a fully diluted basis. The Offer is also subject to other conditions. See Section 14 — “Certain Conditions of the Offer” of this Offer to Purchase.
      This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before you make a decision with respect to the Offer.
July 28, 2005

IMPORTANT
      Stockholders desiring to tender all or any portion of their Shares should either (1) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, have their signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal and any other required documents to American Stock Transfer & Trust Company (the “Depositary”) and deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal or, in the case of a book-entry transfer effected pursuant to the procedures described in Section 2 of this Offer to Purchase, deliver an Agent’s Message (as defined herein) and any other required documents to the Depositary and deliver such Shares pursuant to the procedures for book-entry transfer described in Section 2 of this Offer to Purchase, in each case prior to the expiration of the Offer, or (2) request their broker, dealer, bank, trust company or other nominee to effect the transaction for such stockholder. Stockholders having Shares registered in the name of a broker, dealer, bank, trust company or other nominee must contact such broker, dealer, bank, trust company or other nominee if they desire to tender such Shares.
      A stockholder who desires to tender Shares and whose certificates for such Shares are not immediately available or who cannot comply in a timely manner with the procedure for book-entry transfer, or who cannot deliver all required documents to the Depositary prior to the expiration of the Offer, may tender such Shares by following the procedures for guaranteed delivery described in Section 2 of this Offer to Purchase.
      A summary of the principal terms of the Offer appears on pages 1-6 of this Offer to Purchase.
      Questions and requests for assistance may be directed to Georgeson Shareholder Communications Inc. (the “Information Agent”) at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or any other tender materials may be obtained from the Information Agent or from brokers, dealers, banks, trust companies or other nominees.

i

SUMMARY TERM SHEET
      Vision Acquisition Corp. is offering to purchase all of the outstanding common stock (including the associated preferred stock purchase rights) of National Vision, Inc. for $7.25 net per share, in cash. The following are some of the questions you, as a stockholder of National Vision, Inc., or “NVI”, may have and answers to those questions. We urge you to read carefully the remainder of this offer to purchase and the letter of transmittal because the information in this summary is not complete. Additional important information is contained in the remainder of this offer to purchase and the letter of transmittal.

—	Who is Offering to Buy My Shares?
      Our name is Vision Acquisition Corp. We are a Georgia corporation formed for the sole purpose of making a tender offer for all of the outstanding common stock of NVI. We are a direct, wholly owned subsidiary of Vision Holding Corp., or “Parent”, a Delaware corporation. Vision Holding Corp. is wholly owned by affiliates of Berkshire Partners LLC, a private equity firm that formed Vision Acquisition Corp. and Vision Holding Corp. in order to make a tender offer for all of the outstanding common stock of NVI. Berkshire Partners LLC and its affiliated entities manage funds and accounts with committed capital in excess of $3.5 billion. See “Introduction” and Section 9 — “Certain Information Concerning Parent and the Purchaser” — of this offer to purchase.

—	What Shares Are Being Sought in the Offer?
      We are seeking to purchase all of NVI’s outstanding shares of common stock. See “Introduction” and Section 1 — “Terms of the Offer” — of this offer to purchase.

—	How Much Are You Offering to Pay, What is the Form of Payment and Will I Have to Pay Any Fees or Commissions?
      We are offering to pay $7.25 per share, net to you, in cash. If you are the record owner of your shares and you tender them to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See “Introduction” and Section 1 — “Terms of the Offer” — of this offer to purchase.

—	Have Any Shareholders Entered Into Agreements With Vision Holding Corp. or Vision Acquisition Corp. Requiring Them to Tender Their Shares in the Offer?
      No. No shareholders holding shares of NVI common stock have entered into tender agreements in which they are required to tender their shares in the offer and vote in favor of the merger. See Section 12 — “Purpose of the Offer; the Merger Agreement; Plans for the Company — Tender Agreements” — of this offer to purchase.

—	Do You Have the Financial Resources to Make the Payment?
      Yes. Certain of the funds and accounts managed by Berkshire Partners LLC and its affiliates, directly or indirectly, will contribute to us sufficient funds to pay for all of the shares of NVI common stock that are accepted for payment by us in the offer, and to make all other payments by us contemplated by the merger agreement, including payments for all shares of NVI common stock that are not accepted for payment in the offer and that will be converted into the right to receive $7.25 per share in cash in the merger described below, following the successful completion of our offer. Our offer is not conditioned on our obtaining any financing. See Section 10 — “Source and Amount of Funds” — of this offer to purchase.

—	Is Your Financial Condition Relevant to My Decision to Tender in the Offer?
      No. We do not think our financial condition is relevant to your decision whether to tender shares and accept the offer because:

—	the offer is being made for all outstanding shares solely for cash,

—	the offer and our ability to pay for shares in the offer, is not subject to any financing condition, and

—	if we consummate the offer, we will acquire all remaining shares for the same cash price in the merger.

—	How Will the Offer Affect My Option to Purchase Shares?
      NVI has agreed to take all actions (without providing additional compensation) necessary to provide that each option outstanding immediately prior to the first date on which Vision Acquisition Corp. accepts for payment shares of NVI common stock tendered in the offer (whether or not then vested or exercisable) that represents the right to acquire shares of NVI common stock will be cancelled and converted into the right to receive a cash amount equal to the excess, if any, of (1) the offer price per share over (2) the exercise price payable in respect of such share of NVI common stock issuable under such option. Therefore, as of the first date on which we accept for payment shares tendered and not withdrawn pursuant to the offer, all unexercised options that have an exercise price equal to or exceeding the offer price shall be immediately cancelled and forfeited. The offer is conditioned upon, among other things, NVI having received the consent of holders of stock options granted under NVI’s Restated Stock Option and Incentive Award Plan, to cancel all such stock options as contemplated by the merger agreement.

—	How Long Do I Have to Decide Whether to Tender in the Offer?
      You will have until 12:00 midnight, New York City time, on August 31, 2005 to tender your shares in the offer, unless the expiration date of the offer is extended. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this offer to purchase. See Section 1 — “Terms of the Offer” — and Section 2 — “Procedures for Tendering Shares” — of this offer to purchase.

—	Can the Offer Be Extended and, if so, Under What Circumstances?
      Subject to the terms of the merger agreement, we can extend the offer. We have also agreed in the merger agreement that:

—	if sixty-seven percent or less of the shares outstanding on a fully diluted basis have been tendered, at the request of NVI, we will extend the offer in such increments as we may determine until this condition is satisfied or waived, or until we reasonably determine, after the date that is ninety days from the day the offer is commenced, that the condition is not capable of being satisfied or until the merger agreement is terminated in accordance with its terms; however, we are not required to extend the offer beyond December 31, 2005;

—	if any filings under antitrust laws are required to be made in connection with the offer or the merger, and if any waiting period under applicable antitrust laws has not expired or been terminated at the scheduled expiration date of the offer, at the request of NVI, we will extend the offer in such increments as we may determine until the expiration of the applicable waiting period or until the merger agreement is terminated in accordance with its terms; however, we are not required to extend the offer beyond December 31, 2005;

—	if NVI fails to comply with or perform any of its obligations, agreements or covenants under the merger agreement, and the cure period relating to the failure has not expired, at the request of NVI, we will extend the offer in such increments as we may determine, but not greater than ten days, until the failure is cured or expiration of the cure period expires or until the merger agreement is terminated in accordance with its terms, whichever occurs first; however, we are not required to extend the offer beyond December 31, 2005; and

—	if NVI delivers a notice stating that it received a superior acquisition proposal by another company within three business days of the expiration date of the offer, we will extend the offer for at least three business days.

      We may elect to provide a “subsequent offering period” for the offer. A subsequent offering period, if one is included, will be an additional period of time beginning after we have purchased shares tendered during the offer, during which stockholders may tender, but not withdraw, their shares and receive payment for validly tendered shares. We do not currently intend to include a subsequent offering period, although we reserve the right to do so.
      See Section 1 — “Terms of the Offer” — and Section 12 — “Purpose of the Offer; the Merger Agreement; Plans for the Company” — of this offer to purchase.

—	How Will I Be Notified if the Offer is Extended?
      If we extend the offer, we will inform American Stock Transfer & Trust Company, the depositary for the offer, of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. See Section 1 — “Terms of the Offer” — of this offer to purchase.

—	What Are the Most Significant Conditions to the Offer?
      The most significant conditions are:

—	we are not obligated to purchase any tendered shares unless the number of shares validly tendered and not withdrawn before the expiration date of the offer represents more than sixty-seven percent of NVI’s outstanding shares on a fully diluted basis.

—	we are not obligated to purchase any tendered shares unless NVI shall have consummated the transactions contemplated by a share purchase agreement dated July 25, 2005 among the Company, Consolidated Vision Group, Inc., and the shareholders of Consolidated Vision Group, Inc., pursuant to which NVI will acquire Consolidated Vision Group, Inc., including the debt financing contemplated by that share purchase agreement.

—	we are not obligated to purchase any tendered shares if there is a material adverse change in NVI or its business.

—	we are not obligated to purchase any tendered shares if FirstSight Vision Services, Inc., a subsidiary of NVI which is licensed as a specialized health care service plan under the Knox-Keene Health Care Service Plan Act of 1975 of California, does not obtain the approval of the California Department of Managed Health Care, which regulates entities licensed under that Act.

—	we are not obligated to purchase any tendered shares unless NVI has received the written consent of holders of Company stock options granted under NVI’s Restated Stock Option and Incentive Award Plan, to cancel all such stock options as contemplated by the merger agreement.
      The offer is also subject to a number of other conditions. See Section 14 — “Certain Conditions of the Offer” — of this offer to purchase.

—	How Do I Tender My Shares?
      To tender shares, you must deliver the certificates representing your shares, together with a completed letter of transmittal and any other documents required, to American Stock Transfer & Trust Company, the depositary for the offer, not later than the time the tender offer expires. If your shares are held in street name, the shares can be tendered by your nominee through The Depository Trust Company. If you cannot deliver something that is required to be delivered to the depositary by the expiration of the tender offer, you may have a limited amount of extra time to do so by having a broker, a bank or other fiduciary that is a member of the Securities Transfer Agents Medallion Program or other eligible institution guarantee that the missing items will be received by the depositary within three American Stock Exchange trading days. For the tender to be valid, however, the depositary must receive the missing items within that three trading day period. See Section 2 — “Procedures for Tendering Shares” — of this offer to purchase.

—	Until What Time Can I Withdraw Previously Tendered Shares?
      You can withdraw shares at any time until the offer has expired. If we have not agreed to accept your shares for payment by August 31, 2005, you can withdraw them at any time after that date until we accept shares for payment. This right to withdraw will not apply to any subsequent offering period, if one is included. See Section 1 — “Terms of the Offer” — and Section 3 — “Withdrawal Rights” — of this offer to purchase.

—	How Do I Withdraw Previously Tendered Shares?
      To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw the shares. See Section 1 — “Terms of the Offer” — and Section 3 — “Withdrawal Rights” — of this offer to purchase.

—	When and How Will I Be Paid for My Tendered Shares?
      Subject to the terms and conditions of the offer, we will pay for all shares validly tendered and not withdrawn promptly after the expiration of the offer. We will pay for the shares by depositing the purchase price with American Stock Transfer & Trust Company, the depositary for the offer, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered shares will be made only after timely receipt by American Stock Transfer & Trust Company of certificates for such shares (or of a confirmation of a book-entry transfer of such shares), a properly completed and duly executed Letter of Transmittal and any other required signature guarantees for such shares. See Section 4 — “Acceptance for Payment and Payment” — of this offer to purchase.

—	What Does the NVI Board of Directors Think of the Offer?
      We are making the offer pursuant to a merger agreement among us, Vision Holding Corp. and NVI. The NVI board of directors has unanimously approved the merger agreement, our tender offer and our proposed merger with NVI. The NVI board of directors has unanimously determined that the offer and the merger are fair, from a financial point of view, to the stockholders of NVI and that the merger is advisable, and unanimously recommends that stockholders accept the offer and tender their shares. See the “Introduction” to this offer to purchase.

—	Will the Tender Offer Be Followed By a Merger if all the Shares Are Not Tendered in the Offer?
      If we accept for payment and pay for more than two-thirds of NVI’s outstanding shares on a fully diluted basis (including shares purchased from NVI pursuant to an option contained in the merger agreement), we will be merged with NVI. If we accept for payment and pay for less than two-thirds of NVI’s outstanding shares on a fully diluted basis, then we agree to vote all shares owned by us in favor of the merger at a meeting to be held in order to approve the merger, and, if two-thirds of the shares voting at the meeting approve the merger, we will be merged with NVI. When that merger takes place, Vision Holding Corp. will own all of the shares of NVI, and all other NVI stockholders will receive $7.25 per share in cash (or any higher price per share that is paid in the offer). See the “Introduction” and Section 12 — “Purpose of the Offer; the Merger Agreement; Plans for the Company” — of this offer to purchase.

—	If I Decide Not to Tender, How Will the Offer Affect My Shares?
      If the merger takes place, stockholders who do not tender in the offer will receive the same amount of cash per share that they would have received had they tendered their shares in the offer, subject to their right to pursue appraisal under Georgia law. Therefore, if the merger takes place and you do not perfect your appraisal rights, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares. However, in the unlikely event that the merger does not take place, NVI’s public float may be so small that there may be no public trading market for the shares. Also, the shares may no longer trade on the American Stock Exchange or any securities exchange, and NVI may cease making filings with the SEC or otherwise cease being required to comply with the SEC’s rules relating to publicly held companies. See Section 7 — “Effect of the Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations” — and Section 12 — “Purpose of the Offer; the Merger Agreement; Plans for the Company” — of this offer to purchase.

—	Are Appraisal Rights Available in Connection With Either the Offer or the Merger?
      Appraisal rights are not available in connection with the offer. If the merger is consummated, holders of shares at the effective time of the merger who do not vote in favor of the merger will have the right under Article 13 of the Georgia Business Corporation Code to demand appraisal of their shares. Under Article 13, stockholders who demand appraisal and comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, and to receive payment of that fair value in cash, together with a fair rate of interest, if any. The value so determined could be more or less than or equal to the price per share to be paid in the merger. See Section 12 — “Purpose of the Offer; the Merger Agreement; Plans for the Company — Appraisal Rights” — of this offer to purchase and Appendix II to this offer to purchase for the complete text of Article 13 of the Georgia Business Corporation Code.

—	What is the Market Value of My Shares as of a Recent Date?
      On July 25, 2005, the last trading day before NVI and Vision Holding Corp. announced that they had signed the merger agreement, the closing trade price of the shares reported on the American Stock Exchange was $5.10 per share. On July 27, 2005, the last trading day before we commenced our tender offer, the closing trade price of the shares was $7.12 per share. We advise you to obtain a recent quotation for NVI shares in deciding whether to tender your shares. See Section 6 — “Price Range of the Shares; Dividends on the Shares” — of this offer to purchase.

—	What Are the U.S. Federal Income Tax Consequences of Tendering My Shares?
      The receipt of cash for shares pursuant to the offer or the merger will be a taxable transaction for U.S. federal income tax purposes. In general, a stockholder who tenders shares in the offer or receives cash in exchange for shares in the merger will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the shares tendered in the offer or exchanged for cash in the merger. If the shares tendered or exchanged constitute capital assets in the hands of the stockholder, such gain or loss will be capital gain or loss. In general, capital gains recognized by an individual on shares held for more than one year will be subject to a maximum U.S. federal income tax rate of 15%. See Section 5 — “Certain U.S. Federal Income Tax Consequences” — of this offer to purchase.

—	To Whom Can I Talk if I Have Questions About the Tender Offer?
      Georgeson Shareholder Communications Inc. is acting as the information agent for our tender offer. You can call Georgeson Shareholder Communications Inc. at (866) 391-6923 (toll free) or, if you are a bank or a broker, at (212) 440-9800. See the back cover of this offer to purchase.

TO THE HOLDERS OF COMMON STOCK OF NATIONAL VISION, INC.
INTRODUCTION
      Vision Acquisition Corp., a Georgia corporation (the “Purchaser”) and a wholly owned subsidiary of Vision Holding Corp., a Delaware corporation (“Parent”), hereby offers to purchase all the outstanding shares of Common Stock, par value $0.01 per share (the “Shares”), of National Vision, Inc., a Georgia corporation (“NVI” or the “Company”), including the associated rights (the “Rights”) to purchase Series A Participating Cumulative Preferred Stock, par value $0.01 per share, issued pursuant to the Rights Plan dated as of January 17, 1997 (as amended from time to time, the “Company Rights Agreement”), between NVI and American Stock Transfer & Trust Company, a New York banking corporation, at a price of $7.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to, the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights include the benefits that may inure to holders of the Rights pursuant to the Company Rights Agreement.
      Tendering stockholders whose shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through banks or brokers should check with such institutions as to whether they charge any service fees. The Purchaser will pay all fees and expenses of American Stock Transfer & Trust Company, which is acting as the Depositary (the “Depositary”), and Georgeson Shareholder Communications, Inc., which is acting as the Information Agent (the “Information Agent”), incurred in connection with the Offer. See Section 16 of this Offer to Purchase.
      The Offer is being made pursuant to the Agreement and Plan of Merger dated as of July 25, 2005 (the “Merger Agreement”), among Parent, the Purchaser and NVI, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into NVI (or, at Parent’s option, NVI will be merged with and into the Purchaser), with the surviving entity becoming a wholly owned subsidiary of Parent (the “Merger”). In the Merger, each outstanding Share (other than Shares owned by Parent, the Purchaser or the Company or any subsidiary of Parent (other than the Purchaser) or the Company or by stockholders, if any, who are entitled to and properly exercise appraisal rights under Georgia law) will be converted into the right to receive the price per Share paid pursuant to the Offer in cash, without interest thereon.
The Merger Agreement is more fully described in Section 12 of this Offer to Purchase.
      The Board of Directors of the Company (i) has unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (ii) has unanimously determined that the terms of the Offer and the Merger are fair, from a financial point of view, to the stockholders of the Company and that the Merger is advisable, and (iii) unanimously recommends that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer. The factors considered by the Board of Directors of the Company in arriving at its decision to approve the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and to recommend that stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer are described in the Company’s Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which has been filed with the Securities and Exchange Commission (the “Commission”) and is being mailed to stockholders of the Company concurrently herewith.
      TM Capital Corp. (“TM Capital”) has acted as the Company’s financial advisor in connection with the Offer and the Merger. The opinion of TM Capital, dated July 25, 2005, to the Board of Directors of the Company to the effect that, as of such date, the consideration to be received by the holders of Shares in the Offer and the Merger is fair to such holders from a financial point of view is set forth in full as an annex to the Schedule 14D-9. Stockholders should read the Schedule 14D-9 and such opinion carefully in their entirety.
      The Offer is conditioned upon, among other things, (a) there being validly tendered and not withdrawn prior to the Expiration Date (as defined in Section 1 hereof) that number of Shares which, together with that number of Shares owned by the Purchaser, Parent and Parent’s other subsidiaries, would represent more than sixty-seven percent of the Fully Diluted Shares (as defined in Section 14 hereof) on the date of purchase (the “Minimum Condition”), (b) the Company having closed the transactions contemplated by that certain Stock Purchase Agreement among the Company, Consolidated Vision Group, Inc. (“CVG”) and the shareholders of CVG, dated as of July 25, 2005 (the “CVG Agreement”), (c) FirstSight Vision Services, Inc., a subsidiary of the Company which is licensed as a specialized health care service plan under the Knox-Keene Health Care Service Plan Act of 1975 of California (the “Knox-Keene Act”), obtaining the approval of the California Department of Managed Health Care, which regulates entities licensed under the Knox-Keene Act, and (d) the Company having received the consent of holders of Company stock options granted under the Company’s Restated Stock Option and Incentive Award Plan to cancel all such Company stock options as contemplated by the Merger Agreement.
      Consummation of the Merger is subject to a number of conditions, including approval by the stockholders of the Company, if such approval is required under applicable law, and Shares having been purchased pursuant to the Offer. In the event the Purchaser acquires 90% or more of the outstanding Shares pursuant to the Offer or otherwise, the Purchaser will be able to merge with and into the Company (or Parent may elect to merge the Company with and into the Purchaser) pursuant to the “short-form” merger provisions of the Georgia Business Corporation Code (the “GBCC”), without prior notice to, or any action by, any other stockholder of the Company. See Section 12 of this Offer to Purchase.
      The Company has informed the Purchaser that, as of July 15, 2005, there were: 5,460,668 Shares issued and outstanding and 556,600 Shares reserved for issuance upon the exercise of outstanding options or other rights to purchase Shares from the Company, representing 6,017,268 Fully Diluted Shares. Based upon the foregoing (after taking into effect Purchaser’s acquisition of Shares pursuant to the Top Up Option (as defined in Section 1 of this Offer to Purchase), if exercised), the Minimum Condition will be satisfied if at least 4,031,570 Shares are validly tendered and not withdrawn prior to the Expiration Date. The actual number of Shares required to be tendered to satisfy the Minimum Condition will depend upon the actual number of Fully Diluted Shares on the date that the Purchaser accepts Shares for payment pursuant to the Offer. If the Minimum Condition is satisfied and more than two-thirds of the Fully Diluted Shares are tendered pursuant to the Offer, and the Purchaser accepts for payment Shares tendered pursuant to the Offer, the Purchaser will be able to elect a majority of the members of the Company’s Board of Directors and to effect the Merger without the affirmative vote of any other stockholder of the Company. See Section 12 of this Offer to Purchase.
      Certain U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the receipt of cash for Shares pursuant to the Merger are described in Section 5 of this Offer to Purchase.
      THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND YOU SHOULD READ THEM CAREFULLY AND IN THEIR ENTIRETY BEFORE YOU MAKE ANY DECISION WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1.	Terms of the Offer
      Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 3 of this Offer to Purchase. The term “Expiration Date” means 12:00 midnight, New York City time, on August 31, 2005 unless and until the Purchaser shall have extended the period of time during which the Offer is open in accordance with the terms of Merger Agreement, in which event the term “Expiration Date” shall mean the latest time and date on which the Offer, as so extended by the Purchaser, will expire.
      The Purchaser may, without the consent of the Company, and expressly reserves the right (but shall not be obligated), to extend the Offer, and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary, (a) for one or more periods of time that the Purchaser determines, if at the Expiration Date any of the conditions to the Purchaser’s obligation to purchase Shares are not satisfied or waived, or in increments not to exceed ten business days if all conditions other than the Minimum Condition are satisfied; or (b) for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer. The Purchaser expressly reserves the right to provide a Subsequent Offering Period (as defined below) for the Offer in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under no circumstances will interest be paid on the purchase price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for such Shares.
      The Purchaser expressly reserves the right (but shall not be obligated), at any time and from time to time, to waive any condition to the Offer or modify the terms of the Offer, by giving oral or written notice of such waiver or modification to the Depositary, except that, without the consent of the Company, the Purchaser shall not (i) reduce the number of Shares subject to the Offer, (ii) reduce the price per Share to be paid pursuant to the Offer, (iii) modify in any manner adverse to the holders of Shares or add to the conditions of the Offer, (iv) except as provided above, extend the Offer, (v) change the form of consideration payable in the Offer or (vi) waive the Minimum Condition unless more than 50% of the Shares outstanding on the Expiration Date shall have been tendered and not withdrawn. Additionally, in the event the Purchaser acquires more than 50% of the Shares in the Offer, the Company has granted to the Parent and Purchaser an irrevocable option to purchase up to 1,086,673 newly issued Shares (at a purchase price per share equal to the per share price being paid to holders tendering their Shares in the Offer), only to the extent necessary to cause Purchaser to own 67%, 80% or 90%, as applicable, of the Shares outstanding on the expiration date of the Offer, following such issuance (the “Top Up Option”).
      In the event that the Minimum Condition has not been satisfied or waived at the scheduled expiration date of the Offer, at the request of the Company, the Purchaser shall extend the expiration date of the Offer in such increments as the Purchaser may determine until the earliest to occur of (a) the satisfaction or waiver of such condition, (b) Parent reasonably determines, after the date that is ninety days following commencement of the Offer, that such condition to the Offer is not capable of being satisfied on or prior to December 31, 2005 (the “Outside Date”), (c) the termination of the Merger Agreement in accordance with its terms and (d) the Outside Date.
      No filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) will be required in connection with the Offer or the Merger. However, in the event that the terms of the Offer change and the Offer or the Merger requires a filing under the HSR Act, and the waiting period in connection with such filing under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall not have expired or been terminated at the scheduled expiration date of the Offer, at the request of the Company, the Purchaser shall extend the expiration date of the Offer in such increments as the Purchaser may determine until the earliest to occur of (a) the expiration or termination of such waiting period, (b) the termination of the Merger Agreement in accordance with its terms and (c) the Outside Date.
      In the event that the Company fails to perform in any material respect any obligation, or to comply in any material respect with any agreement or covenant, to be performed by or complied with by the Company under the Merger Agreement and the ten-day cure period relating to such failure has not expired at the scheduled expiration date of the Offer, at the request of the Company, the Purchaser shall extend the expiration date of the Offer in such increments as the Purchaser may determine, but not greater than ten days, until the earliest to occur of (a) the cure of such failure, (b) the expiration of the cure period, (c) the termination of this Agreement in accordance with its terms and (d) the Outside Date.
      In the event the Company delivers to Parent a Takeover Notice (as defined in Section 12 of this Offer to Purchase) within three business days of August 31, 2005, then the Purchaser shall extend the Offer for a period of at least three business days.
      If by 12:00 midnight, New York City time, on August 31, 2005 (or any date or time then set as the Expiration Date), any of or all of the conditions to the Offer have not been satisfied or waived, the Purchaser, subject to the terms of the Merger Agreement and the applicable rules and regulations of the Commission, reserves the right (but shall not be obligated) (a) to terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering stockholders, (b) except as set forth above with respect to the Minimum Condition, to waive all the unsatisfied conditions and accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore validly withdrawn, (c) as set forth above, to extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended or (d) to amend the Offer other than the terms that require the Company’s consent.
      Any extension, waiver, amendment or termination will be followed as promptly as practicable by public announcement thereof. An announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares), the Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Business Wire. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1 under the Exchange Act.
      If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or information concerning such offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of 10 business days is generally required to allow for adequate dissemination to stockholders.
      Pursuant to Rule 14d-11 under the Exchange Act, although the Purchaser does not currently intend to do so, the Purchaser may, subject to certain conditions, elect to provide a subsequent offering period of from three business days to 20 business days in length following the expiration of the Offer on the Expiration Date and acceptance for payment of the Shares tendered in the Offer (a “Subsequent Offering Period”). A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender Shares not tendered in the Offer.

      During a Subsequent Offering Period, tendering stockholders will not have withdrawal rights and the Purchaser will promptly purchase and pay for any Shares tendered at the same price paid in the Offer. Rule 14d-11 provides that the Purchaser may provide a Subsequent Offering Period so long as, among other things, (i) the initial 20-business day period of the Offer has expired, (ii) the Purchaser offers the same form and amount of consideration for Shares in the Subsequent Offering Period as in the initial Offer, (iii) the Purchaser immediately accepts and promptly pays for all securities tendered during the initial Offer, (iv) the Purchaser announces the results of the initial Offer, including the approximate number and percentage of Shares deposited in the initial Offer, no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period and (v) the Purchaser immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period. The Purchaser will be able to include a Subsequent Offering Period, if it satisfies the conditions above, after August 31, 2005.
      The Purchaser does not currently intend to include a Subsequent Offering Period in the Offer, although it reserves the right to do so in its sole discretion. Pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. The same consideration will be paid to stockholders tendering Shares in the Offer or in a Subsequent Offering Period, if one is included.
      The Company has provided the Purchaser with the Company’s stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares, and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Procedures for Tendering Shares
      Valid Tender. For a stockholder validly to tender Shares pursuant to the Offer, (a) the certificates for tendered Shares, together with a Letter of Transmittal, properly completed and duly executed, any required signature guarantees and any other required documents, must, prior to the Expiration Date, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase; (b) in the case of a transfer effected pursuant to the book-entry transfer procedures described below under the caption “Book-Entry Transfer”, either a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees, or an Agent’s Message (as defined below), and any other required documents, must be received by the Depositary at one of such addresses, such Shares must be delivered pursuant to the book-entry transfer procedures described below and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case prior to the Expiration Date; or (c) the tendering stockholder must, prior to the Expiration Date, comply with the guaranteed delivery procedures described below under “Guaranteed Delivery”.
      The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.
      The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility (as defined below), is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.
      Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant of the

Book-Entry Transfer Facility’s system may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents, must be, in any case, received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date for a valid tender of Shares by book-entry. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to herein as a “Book-Entry Confirmation”. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.
      The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant.
      Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if (a) the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 2, includes any participant in the Book-Entry Transfer Facility’s system whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (b) such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution”). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 5 to the Letter of Transmittal.
      Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder’s certificates for Shares are not immediately available or the book-entry transfer procedures cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such stockholder’s tender may be effected if all the following conditions are met:
      (a) such tender is made by or through an Eligible Institution;
      (b) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date; and
      (c) either (i) the certificates for tendered Shares together with a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees, and any other required documents are received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase within three trading days after the date of execution of such Notice of Guaranteed Delivery or (ii) in the case of a book-entry transfer effected pursuant to the book-entry transfer procedures described above under “Book-Entry Transfer”, either a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees, or an Agent’s Message, and any other required documents, are received by the Depositary at one of such addresses, such Shares are delivered pursuant to the book-entry transfer procedures above and a Book-Entry Confirmation is received by the Depositary, in each case within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the American Stock Exchange is open for business.
      The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.
      Preferred Share Purchase Rights. Holders of Shares will be required to tender one Right for each Share tendered to effect a valid tender of such Share. Unless and until the Distribution Date (as defined in the Rights Agreement) occurs, the Rights are represented by and transferred with the Shares. Accordingly, if the Distribution Date does not occur prior to the Expiration Date of the Offer, a tender of Shares will constitute a tender of the associated Rights. If, however, pursuant to the Rights Agreement or otherwise, a Distribution Date does occur, certificates representing a number of Rights equal to the number of Shares being tendered must be delivered to the Depositary in order for such Shares to be validly tendered. If a Distribution Date has occurred, a tender of Shares without Rights constitutes an agreement by the tendering shareholder to deliver certificates representing a number of Rights equal to the number of Shares tendered pursuant to the Offer to the Depositary within three trading days after the date such certificates are distributed. The Purchaser reserves the right to require that it receive such certificates prior to accepting Shares for payment. Payment for Shares tendered and purchased pursuant to the Offer will be made only after timely receipt by the Depositary of, among other things, such certificates, if such certificates have been distributed to holders of Shares. The Purchaser will not pay additional consideration for the Rights tendered pursuant to the Offer. The Rights Agreement has been amended as of July 25, 2005, to exempt from the provisions of the Rights Agreement the Merger Agreement, the acquisition of Shares by the Purchaser pursuant to the Offer and the other transactions contemplated by the Merger Agreement.
      Other Requirements. Notwithstanding any provision hereof, payment for Shares tendered pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID BY THE PURCHASER ON THE PURCHASE PRICE OF THE SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.
      Grant of Proxy. By executing a Letter of Transmittal (or, in the case of a book-entry transfer, by delivery of an Agent’s Message, in lieu of a Letter of Transmittal), a tendering stockholder will irrevocably appoint designees of the Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after August 31, 2005. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company’s stockholders, which will be made only pursuant to separate proxy solicitation materials complying with the Exchange Act. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given (and, if given, will not be effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser’s acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities or rights, including voting at any meeting of stockholders.
      Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Purchaser in its sole discretion, which determination will be final and binding. The Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Purchaser, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, Parent, the Company, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto and any other related documents thereto) will be final and binding.
      Backup Withholding. In order to avoid “backup withholding” of U.S. federal income tax on payments of cash pursuant to the Offer, a stockholder surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct, that such stockholder is not subject to backup withholding, and that such stockholder is a U.S. person (including a U.S. resident alien). If a stockholder does not provide such stockholder’s correct TIN or fails to provide the certifications described above, the Internal Revenue Service (the “IRS”) may impose a penalty on such stockholder and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding of 28%. All stockholders surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Purchaser and the Depositary). Certain stockholders (including, among others, all corporations, individual retirement accounts and certain foreign individuals and entities) are not subject to backup withholding. Noncorporate foreign stockholders should complete and sign the main signature form and the appropriate Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 9 to the Letter of Transmittal.

3.	Withdrawal Rights
      Except as otherwise provided in this Section 3, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by the Purchaser pursuant to the Offer, may also be withdrawn at any time after August 31, 2005.
      For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the book-entry transfer procedures described in Section 2 of this Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 2 of this Offer to Purchase at any time prior to the Expiration Date.
      All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser in its sole discretion, which determination will be final and binding. None of the Purchaser, Parent, the Company, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.
      In the event the Purchaser provides a Subsequent Offering Period following the Offer, no withdrawal rights will apply to Shares tendered during such Subsequent Offering Period or to Shares tendered in the Offer and accepted for payment.

4.	Acceptance for Payment and Payment
      Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with Section 3 of this Offer to Purchase promptly after the Expiration Date. The Purchaser, subject to the Merger Agreement, expressly reserves the right, in its sole discretion, to delay acceptance for payment of or payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder’s obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder’s offer).
      In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) the certificates for such Shares, together with a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees or (b) in the case of a transfer effected pursuant to the book-entry transfer procedures described in Section 2 of this Offer to Purchase, a Book-Entry Confirmation and either a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees, or an Agent’s Message, and any other required documents. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.
      The per Share consideration paid to any stockholder pursuant to the Offer will be the highest per Share consideration paid to any other stockholder pursuant to the Offer.
      For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefore with the Depositary, which will act as an agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering stockholders whose Shares have been accepted for payment. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE FOR TENDERED SHARES, REGARDLESS OF ANY EXTENSION OF OR AMENDMENT TO THE OFFER OR ANY DELAY IN PAYING FOR SUCH SHARES.
      If the Purchaser is delayed in its acceptance for payment of or payment for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the

Purchaser’s rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder’s obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder’s offer) and the terms of the Merger Agreement (requiring that the Purchaser pay for Shares accepted for payment promptly after the Expiration Date)), the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to do so as described in Section 3 of this Offer to Purchase.
      If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, the certificates for such Shares will be returned (and, if certificates are submitted for more Shares than are tendered, new certificates for the Shares not tendered will be sent) in each case without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described in Section 2 of this Offer to Purchase, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly after the expiration or termination of the Offer.
      The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to Parent, or to one or more direct or indirect wholly owned subsidiaries of Parent, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

5.	Certain U.S. Federal Income Tax Consequences
      The following is a discussion of certain U.S. federal income tax consequences of the Offer and the Merger to stockholders whose Shares are tendered and accepted for payment pursuant to the Offer, or whose Shares are converted to cash in the Merger. The discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, and administrative and judicial interpretations thereof, each as in effect as of the date of this Offer to Purchase, all of which may change, possibly with retroactive effect. The discussion is for general information only and does not purport to address all of the tax consequences that may be relevant to particular stockholders in light of their personal circumstances. The discussion applies only to stockholders who hold their Shares as capital assets. The discussion may not be applicable with respect to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or with respect to holders of Shares who are subject to special tax treatment under the Code, such as non-U.S. persons, brokers, dealers or traders in securities or commodities, partnerships or other entities treated as partnerships or flow-through entities for U.S. federal income tax purposes, persons who are subject to alternative minimum tax, persons that have a functional currency other than the U.S. dollar, life insurance companies, tax-exempt organizations and financial institutions. The discussion also may not apply to a holder of Shares in light of individual circumstances, such as holding Shares as a hedge or as part of a straddle or a hedging, constructive sale, integrated or other risk-reduction transaction. Stockholders are urged to consult their own tax advisors to determine the particular tax consequences to them of the Offer and the Merger (including the application and effect of any state, local or foreign income and other tax laws).
      The receipt of cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes under the Code and may also be a taxable transaction under applicable state, local or foreign income tax laws.
      Generally, for U.S. federal income tax purposes, a tendering stockholder will recognize gain or loss equal to the difference between the amount of cash received by the stockholder pursuant to the Offer or Merger and the aggregate adjusted tax basis in the Shares tendered by the stockholder and purchased pursuant to the Offer or converted into cash in the Merger, as the case may be. Gain or loss will be calculated separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) tendered and purchased pursuant to the Offer or converted into cash in the Merger, as the case may be. If tendered Shares are held by a tendering stockholder as capital assets, gain or loss recognized by such stockholder will be capital gain or loss, which will be long-term capital gain or loss if such stockholder’s holding period for the Shares exceeds one year. In the case of a tendering stockholder who is an individual, long-term capital gains will be eligible for a maximum U.S. federal income tax rate of 15%. The ability to use capital losses to offset ordinary income is limited.
      A stockholder (other than certain exempt stockholders including, among others, corporations, individual retirement accounts and certain foreign individuals and entities) that tenders Shares may be subject to backup withholding at a rate of 28% unless the stockholder provides its TIN and certifies that such number is correct (or properly certifies that it is awaiting a TIN), certifies as to no loss of exemption from backup withholding, certifies that the stockholder is a U.S. person (including a U.S. resident alien), and otherwise complies with the applicable requirements of the backup withholding rules. A stockholder that does not furnish a required TIN or that does not otherwise establish a basis for an exemption from backup withholding may be subject to a penalty imposed by the IRS. See “Backup Withholding” under Section 2 of this Offer to Purchase. Each stockholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding.
      If backup withholding applies to a stockholder, the Depositary is required to withhold 28% from payments to such stockholder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the U.S. federal income tax liability of the person subject to the backup withholding, provided that the required information is timely given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the stockholder by filing a U.S. federal income tax return.

6.	Price Range of the Shares; Dividends on the Shares
      Since August 27, 2001, the Shares have been listed for trading on the American Stock Exchange under the symbol “NVI”. The following table sets forth, for each of the periods indicated, the high and low trade prices per Share.

	HIGH	LOW

Year Ended January 3, 2004:
First Quarter	$0.47	$0.32
Second Quarter	0.69	0.25
Third Quarter	0.90	0.55
Fourth Quarter	2.75	0.67

Year Ended January 1, 2005:
First Quarter	$2.56	$1.51
Second Quarter	2.62	1.54
Third Quarter	6.20	2.06
Fourth Quarter	9.25	4.76

Year Ending December 31, 2005:
First Quarter	$7.59	$4.90
Second Quarter	5.47	4.20
Third Quarter (through July 25, 2005)	5.15	4.73
      On July 25, 2005, the last full trading day before the public announcement of the execution of the Merger Agreement, the closing trade price on the American Stock Exchange of the Shares was $5.10 per Share. On July 27, 2005, the last full trading day before commencement of the Offer, the closing trade price on the American Stock Exchange of the Shares was $7.12 per Share. Stockholders are urged to obtain current market quotations for the Shares.

      The Purchaser has been advised by the Company that the Company has never declared or paid any cash dividends on the Shares, and both the Company’s indenture and credit facility prohibit it from paying cash dividends.

7.	Effect of the Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations
      Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public.
      Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the Commission if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by the Company to its stockholders and to the Commission and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit-recovery provisions of Section 16(b) of the Exchange Act and the requirement of furnishing a proxy or information statement pursuant to Section 14(a) or 14(c) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 or 144A promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If the Company does not continue to timely file the information and reports required under the Exchange Act, the Shares would no longer be eligible for trading on stock exchange listings or NASDAQ reporting. The Purchaser intends to seek to cause the Company to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met.
      Margin Regulations. The Shares are presently “margin securities” under the regulations of the Board of Governors of the Federal Reserve Board (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors, such as the number of record holders of Shares and the number and market value of publicly held Shares, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations, and, therefore, could no longer be used as collateral for margin loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute margin securities.

8.	Certain Information Concerning the Company
      The Company is a Georgia corporation with its principal offices at 296 Grayson Highway, Lawrenceville, Georgia, 30045, telephone number (770) 822-3600. The Company primarily operates retail vision centers that sell a wide range of optical products including eyeglasses, contact lenses, sunglasses and a variety of optical accessories. Independent optometrists operate their own practices adjacent to or within substantially all of the Company’s vision centers, providing its customers with access to eye examinations and contact lens fittings. The Company also operates two centralized optical labs and distribution centers.
      Available Information. The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Certain information as of particular dates concerning the Company’s directors and officers, their remuneration, stock options and other matters, the principal holders of the Company’s securities and any material interest of such persons in transactions with the Company is required to be disclosed in the Company’s proxy statements distributed to the Company’s stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facility of the Commission at 100 F Street, N.E., Washington, DC 20549. Copies of such information should be obtainable, by mail, upon payment of the Commission’s customary charges, by writing to the Commission’s principal office at 450 Fifth Street,

N.W., Washington, DC 20549. The Commission also maintains a Web site on the Internet at http: //www.sec.gov/ that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.
      Certain Company Projections of Operating Results. During the course of discussions between Berkshire Partners LLC and the Company, the Company provided Berkshire Partners LLC or its representatives with certain non-public business and financial information about the Company. This information included projections of (i) total net sales for the 2005, 2006, 2007, 2008, 2009 and 2010 fiscal years of (in thousands) $233,801, $225,913, $196,839, $187,336, $183,885 and $176,370, respectively, and (ii) net income for the 2005, 2006, 2007, 2008, 2009 and 2010 fiscal years of (in thousands) $5,002, $1,974, $(713), $(1,082), $948 and $1,496, respectively, for the Company. This information also included projections of (i) total net sales for the 2006, 2007, 2008, 2009 and 2010 fiscal years of (in thousands) $342,948, $333,376, $350,303, $380,968 and $408,934, respectively, and (ii) net income for the 2006, 2007, 2008, 2009 and 2010 fiscal years of (in thousands) $(1,323), $(1,331), $(213), $2,180, and $4,759 respectively, for the Company following its acquisition of CVG as contemplated by the CVG Agreement.
      The Company has advised the Purchaser and Parent that it does not as a matter of course make public any projections as to future performance or earnings, and the projections set forth above are included in this Offer to Purchase only because this information was provided to Parent. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with generally accepted accounting principles, and the Company’s independent auditors have not examined or compiled the projections and accordingly assume no responsibility for them. The Company has advised the Purchaser and Parent that its internal financial forecasts (upon which the projections provided to Parent and the Purchaser were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments. The projections also reflect numerous assumptions made by management of the Company, including assumptions with respect to the market for the Company’s products and services, general business, economic, market and financial conditions and other matters, all of which are difficult to predict, many of which are beyond the Company’s control, and none of which were subject to approval by Parent or the Purchaser. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate. It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections. The inclusion of the projections herein should not be regarded as an indication that any of Parent, the Purchaser, the Company or their respective affiliates or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. None of Parent, the Purchaser, the Company or any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of the Company compared to the information contained in the projections, and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.
      Except as otherwise stated in this Offer to Purchase, the information concerning the Company contained herein has been taken from or based upon publicly available documents on file with the Commission and other publicly available information. Although Parent and the Purchaser do not have any knowledge that any such information is untrue, neither the Purchaser nor Parent takes any responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information.

9.	Certain Information Concerning Parent and the Purchaser
      The Purchaser is a newly formed Georgia corporation that is a direct, wholly owned subsidiary of Parent, was organized to acquire the Company and has not conducted any unrelated activities since its organization. All outstanding shares of capital stock of the Purchaser are owned by Parent.
      Parent, a Delaware corporation, was formed by affiliates of Berkshire Partners LLC, a Delaware limited liability company (“Berkshire”), for purposes of effecting the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Berkshire is a leading private equity firm which, together with its affiliates, has in excess of $3.5 billion of equity capital under management. The principal executive office of each of Parent and the Purchaser is located at the same address as Berkshire’s principal executive office listed below, and its telephone number at that address is the same telephone number as Berkshire’s telephone number listed below.
      Berkshire’s principal executive office is located at One Boston Place, Suite 3300, Boston, MA 02108. Berkshire’s telephone number at that address is (617) 227-0050.
      Until immediately prior to the time that Purchaser will purchase shares pursuant to the Offer, it is not anticipated that Parent will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Because Purchaser is newly formed and has minimal assets under capitalization, no meaningful financial information regarding Purchaser is available.
      The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser and Parent and each of the managing directors of Berkshire are set forth in Appendix I hereto. Except as set forth in this Offer to Purchase, during the past two years, none of Berkshire, Parent or the Purchaser, nor, to their best knowledge, any of the persons listed on Appendix I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. Except as set forth in this Offer to Purchase, none of Berkshire, Parent, the Purchaser, any of their executive officers, directors or affiliates, nor any of their respective associates or majority-owned subsidiaries, beneficially owns any securities of the Company or has effected any transactions in the securities of the Company during the past 60 days. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Berkshire, Parent, the Purchaser or any of their subsidiaries or, to their best knowledge, any of the persons listed on Appendix I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, and election of directors or a sale or other transfer of a material amount of assets.
      Because the only consideration in the Offer and Merger is cash and the Offer covers all outstanding Shares, and in view of the absence of a financing condition on behalf of the Purchaser or Parent and financial capacity of Parent and its affiliates, the Purchaser believes the financial condition of Parent and its affiliates is not material to a decision by a holder of Shares whether to hold, sell or tender Shares pursuant to the Offer.

10.	Source and Amount of Funds
      The total amount of funds required by the Purchaser to purchase all outstanding Shares pursuant to the Offer (assuming the exercise of all outstanding options and after deducting the proceeds of such exercise) related to the Offer and the Merger is estimated to be approximately $45 million. Additionally, the Purchaser will fund up to $31 million (but in no event less than $25 million) of subordinated debt financing or redeemable preferred stock financing upon commercially reasonable terms to be mutually agreed upon by Parent and the Company, in order to facilitate the purchase by the Company of CVG as contemplated by the CVG Agreement. The Purchaser plans to obtain all funds needed for the Offer and the Merger through capital contributions or intercompany advances from Parent. Parent expects to obtain such funds from capital contributions that will be made, directly or indirectly, by certain of the funds and affiliates managed by Berkshire. Such funds have committed capital and lines of credit with availability substantially in excess of all required amounts. Currently, no alternative financing arrangements are contemplated.
      Following consummation of the Offer, and subject to the terms of the Indenture, dated as of June 15, 2001, as amended, between NVI and U.S. Bank N.A. , as successor to State Street Bank and Trust Company, as Trustee, NVI will be required to offer to repurchase its outstanding notes issued under the Indenture dated as of June 15, 2001. The funds for such repurchase are expected to be obtained from the debt financing contemplated by the CVG Agreement (See Section 10 — “Source and Amount of Funds”).

11.	Contacts and Transactions with the Company; Background of the Offer
      In February, 2005, the Company’s financial advisor, TM Capital contacted Berkshire and inquired as to whether Berkshire had any interest in a transaction involving the Company. Berkshire indicated that it would need further information in order to determine whether it would have any interest in such a transaction. TM Capital presented Berkshire with a draft confidentiality agreement and, on February 23, 2005, Berkshire and the Company executed and delivered a confidentiality agreement covering confidential information of the Company, and the Company delivered to Berkshire a confidential information memorandum contemplating a minority investment in the Company in order to facilitate the Company’s acquisition of CVG. CVG, which operated vision centers under the America’s Best Contacts & Eyeglasses name, was being marketed for possible sale by Jefferies & Company, Inc. (“Jefferies”).
      On March 4, 2005, representatives of Berkshire met with Reade Fahs and other representatives of NVI’s senior management and TM Capital. At the meeting, the Company’s management gave a presentation regarding the Company’s operations and financial position and discussed the Company’s plans with respect to a potential acquisition of CVG. The Company and Berkshire discussed a potential transaction in which Berkshire would finance a portion of the Company’s acquisition of CVG through the purchase of a substantial minority equity interest in the Company.
      Representatives of Berkshire visited the Company’s headquarters in Lawrenceville, Georgia on March 10, 2005 and discussed further the Company’s strategy regarding the CVG acquisition. They also visited the Company and CVG’s retail locations in the Atlanta area and had dinner with senior management of the Company.
      During the week of March 14, 2005, Berkshire engaged Weil, Gotshal & Manges LLP as its legal counsel in connection with a potential transaction and Ernst & Young, LLP to assist in its accounting-related due diligence investigation of the Company.
      Between March 14, 2005 and March 23, 2005, Berkshire negotiated with the Company the terms of a substantial minority equity investment by Berkshire in the Company that would be used to fund in part the Company’s acquisition of CVG.
      On March 27, 2005, Berkshire and the Company executed a non-binding proposal that contemplated a $25 million purchase of convertible preferred stock by Berkshire that paid dividends at the rate of 5% per annum, payable in cash or in kind at the option of the Company, and which would be convertible into the Company’s Shares with a conversion price equal to the lesser of (i) 110% of the 30-day average trading price of the Company’s Shares immediately prior to announcement of the transaction, which trading price on March 27, 2005 was $5.76 and trended downward to a trading price of $5.25 on May 27, 2005, and (ii) $7.00 per share. The proposal was subject to customary conditions, including the satisfactory completion of Berkshire’s due diligence investigation of the Company and CVG, satisfactory financing of the Company’s remaining purchase price for CVG and shareholder approval for the issuance of the preferred stock required by applicable American Stock Exchange rules, and contained an exclusivity provision whereby the Company agreed to deal exclusively with Berkshire through May 27, 2005 with respect to equity financing for the CVG transaction.

      During the week of March 28, 2005, Berkshire contacted several potential sources of senior debt financing for the CVG transaction, and continued its due diligence investigation of the Company.
      On March 30, 2005, the Company submitted a bid to acquire CVG. This bid was rejected by CVG. Thereafter, TM Capital engaged in discussions with Jefferies regarding the proposed acquisition, and an understanding among the parties was reached on April 19, 2005 to pursue the acquisition of CVG at an enterprise value of $88 million, subject to completion of mutually satisfactory documentation, due diligence and other conditions.
      Thereafter, during April, May and June 2005, the Company and Berkshire, together with TM Capital, legal advisors, accounting professionals, consultants, and providers of debt financing, conducted a due diligence review of CVG through site visits and review of requested information. Berkshire also continued with its due diligence investigation of the Company. Additionally during this time period, Randy Peeler, a Managing Director of Berkshire, attended a regularly scheduled meeting of the Company’s Board to discuss with the Board the status of Berkshire’s pursuit of an investment in the Company.
      On May 3, 2005, representatives of the Company, Berkshire and CVG met at the headquarters of CVG to perform due diligence and meet the CVG senior management team. On May 4, 2005, Jefferies provided TM Capital with a draft purchase agreement. The terms of the draft purchase agreement were negotiated by respective counsel during May and June 2005. On May 10, 2005, several potential sources of senior debt financing for the CVG acquisition met at the headquarters of CVG to meet the CVG senior management team.
      As the due diligence review continued, Berkshire and the Company became aware that CVG might not have the audited financial statements for CVG’s fiscal year ended December 28, 2002, which financial statements would be required to be included in the Company’s proxy statement to be delivered in connection with obtaining the shareholder consent required to approve the issuance of shares to Berkshire contemplated by the Berkshire proposal. As the transaction progressed, Berkshire determined that the legal, accounting and administrative costs of remaining a publicly traded company, and the systems integration and disclosure requirements with which the Company would have to comply following the CVG acquisition, made an investment in the Company as a public company a less favorable investment than one that would allow the Company to no longer be subject to the reporting requirements of the SEC.
      On May 27, 2005, Mr. Peeler contacted Peter Socha, the Chairman of the Board of the Company’s Board of Directors, to discuss the possibility of an acquisition of all of the common stock of the Company by an affiliate of Berkshire in conjunction with the Company’s purchase of CVG. Mr. Peeler indicated that the timing, cost and complexity of effecting the CVG acquisition through the Company as a public entity had become unattractive, and therefore Berkshire would only be prepared to pursue the CVG acquisition with the Company if the Company were prepared to undertake a simultaneous acquisition of the Company by Berkshire. Mr. Peeler suggested that such a transaction could be priced in the range of $6.00 to $6.50 per share of Company Common Stock. Mr. Socha and Mr. Peeler spoke again the next day, at which time Mr. Socha indicated that he did not believe the indicated price range reflected the true value of the Company in a combination transaction with CVG. Mr. Socha and Mr. Peeler agreed to defer any further discussion of price pending the establishment of a special committee by the Board and a preliminary review of legal documentation from both Berkshire and CVG. Mr. Peeler also discussed with Mr. Socha the possibility of structuring the transaction as a tender offer, so as to permit a simultaneous closing of the CVG transaction on an expedited basis as compared to a merger transaction, and to avoid the issue of whether appropriate CVG financial statements would be available for inclusion in the Company’s proxy statement relating to the approval of such merger transaction.
      On June 6, 2005, counsel for Berkshire spoke with counsel for the Company about the structure of a potential acquisition of the Company by an affiliate of Berkshire. On the call, counsel for the Company informed counsel for Berkshire that the Company had formed a special committee comprised of Messrs. Socha, Snow and Flour (the “Special Committee”) to negotiate the terms of such a transaction. Counsel for the Company requested that Berkshire not discuss any compensation or similar arrangements with management of the Company until after the Company and Berkshire reach agreement on price and terms of the transaction. He indicated that the Company’s financial advisor was working on an analysis of pricing for the transaction and that the Company and Special Committee would not be prepared to discuss price until this work was complete. Counsel for the Company indicated that the Special Committee would want to ensure that any transaction would involve the payoff of the Company’s existing 12% bonds due 2009. Counsel for Berkshire indicated that, although it would not seek exclusivity to pursue such a transaction, due to the increased complexity and cost of the transaction being discussed and the possibility that the Company could engage in such a transaction with another party, Berkshire would want its expenses reimbursed if the Company chose not to engage in a sale transaction with Berkshire. Counsel for the Company informed counsel for Berkshire that it would bring Berkshire’s expense reimbursement request back to the Special Committee for consideration.
      On June 10, 2005, counsel to Berkshire provided counsel to the Company with the form of a draft Merger Agreement providing for the acquisition of the Company by Berkshire pursuant to a cash tender offer, conditioned upon, among other things, the simultaneous acquisition by the Company of CVG. The draft Merger Agreement was discussed and negotiated during June and July 2005.
      From June 15, 2005 through June 29, 2005, the Company and Berkshire negotiated the terms of an expense reimbursement letter, which letter was signed on June 29, 2005.
      During June 2005, Berkshire and the Company negotiated the terms of a financing commitment from Freeport Financial, LLC (“Freeport”). On June 29, 2005 the Company and Freeport executed a commitment letter pursuant to which, subject to the conditions contained therein, Freeport would provide financing to fund a portion of the CVG transaction purchase price and provide funds to repay the Company’s 12% notes due 2009.
      On July 11, 2005, the form of a draft definitive loan agreement (the “Loan Agreement”) was circulated among the Company and Freeport. The terms of the draft Loan Agreement were discussed and negotiated by the Company, Berkshire and Freeport during July 2005. During that period the parties also conducted a due diligence review in connection with such financing transaction.
      During July 2005, CVG and the Company continued to negotiate the terms of the CVG Agreement. On July 25, 2005, CVG and the Company agreed to the terms of the CVG Agreement.
      Mr. Socha and Mr. Peeler spoke again by phone on the afternoon of July 17, 2005. Mr. Peeler repeated his previous position that Berkshire was prepared to offer $6.00 to $6.50 per share in cash for all of the Shares. Mr. Socha acknowledged that this price would be a significant premium to recent trading activity, but stated he would not support the price due to his previously stated position that the price range did not reflect the true value of the company in a combination with CVG. The parties discussed the merits of their respective positions and agreed to continue the discussions later in the week. On July 22, 2005, Mr. Socha and Mr. Peeler spoke again. Mr. Peeler indicated that Berkshire was prepared to offer $6.50 to $6.75 per share in cash for all of the Shares. Mr. Socha stated he would not support the price for reasons previously discussed. The parties acknowledged that they were not prepared to reach agreement on price, and agreed to continue the discussions early the next week.
      On the afternoon of July 25, 2005, Mr. Socha and Mr. Peeler spoke again by phone. Mr. Peeler indicated that Berkshire was prepared to offer $7.00 per share in cash for all of the Shares. Over the course of the conversation, Mr. Peeler revised Berkshire’s offer to $7.25 per share in cash for all of the Shares, and indicated that this was Berkshire’s final and best offer. Mr. Socha acknowledged that $7.25 per share was a significant premium to recent trading activity, and that he would support a transaction at that price.
      In the evening on July 25, 2005, after the closing of the financial markets and a meeting of the Board of Directors of the Company to consider the transaction, the parties executed the definitive Merger Agreement, and the Company and CVG executed the CVG Agreement. A joint press release announcing the transactions was issued the following morning, on July 26, 2005, prior to the opening of the financial markets.

12.	Purpose of the Offer; the Merger Agreement; Plans for the Company
     Purpose
      The purpose of the Offer is to enable Parent to acquire control of the Company and is a first step to acquire all of the outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer or otherwise.
     The Merger Agreement
      The following is a summary of material portions of the Merger Agreement. This summary, however, may not contain all the information that is important to you. A copy of the Merger Agreement is included as exhibit (d)(1) to the Schedule TO filed with the Commission. You should read the Merger Agreement in its entirety for a more complete description of the matters summarized below.
      The Merger Agreement provides that, following the satisfaction or waiver of the conditions described below under “Conditions to the Merger”, the Purchaser will be merged with and into the Company, with the Company being the surviving corporation, or if Parent so elects at any time after the Expiration Date, the Company will be merged with and into the Purchaser, with the Purchaser being the surviving corporation. In either case, each issued Share (other than Shares owned by Parent, the Purchaser or the Company or a subsidiary of Parent, the Purchaser or the Company or by stockholders, if any, who are entitled to and who properly exercise appraisal rights under Georgia law) will be converted into the right to receive the highest price per Share paid pursuant to the Offer in cash, without interest thereon.
      Vote Required To Approve Merger. The GBCC requires, among other things, that the adoption of any plan of merger of the Company must be approved by the Board of Directors of the Company and, if the “short-form” merger procedure described below is not available, approved by the holders of majority of the Company’s outstanding voting securities. The Board of Directors of the Company has approved the Offer, the Merger and the Merger Agreement; consequently, the only additional action of the Company that may be necessary to effect the Merger is approval of the Merger Agreement by the Company’s stockholders if such “short-form” merger procedure is not available. If required by the GBCC, the Company will call and hold a meeting of its stockholders promptly following the consummation of the Offer and the purchase of the Shares tendered in the Offer for the purposes of voting upon the approval of the Merger Agreement. At any such meeting all Shares then owned by Parent or the Purchaser will be voted in favor of the approval of the Merger Agreement. If the Purchaser acquires, through the Offer or otherwise (including pursuant to its exercise of the Top Up Option), voting power with respect to (a) the majority of the outstanding Shares, and (b) two-thirds of all votes cast by the holders of the outstanding Shares (which would be the case if the Minimum Condition were satisfied and the Purchaser were to accept for payment Shares tendered pursuant to the Offer), it would have sufficient voting power to effect the Merger without the affirmative vote of any other stockholder of the Company.
      “Short-Form” Merger Procedure. The GBCC provides that, if a parent company owns at least 90% of the outstanding shares of each class of stock of a subsidiary, the parent company may merge that subsidiary with and into the parent company (or, at the parent’s option, merge itself with and into the subsidiary) pursuant to the “short-form” merger procedures without prior notice to, or the approval of, the other stockholders of the subsidiary. In order to consummate the Merger pursuant to these provisions of the GBCC, the Purchaser would have to own at least 90% of the outstanding Shares.
      Conditions to the Merger. The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver of certain conditions, including the following: (a) the Company’s stockholders shall have approved the Merger by an affirmative vote of the holders of a majority of the outstanding shares, and by at least two-thirds of the votes cast by the holders of outstanding Shares (collectively, the “Common Stock Approval”), if required; (b)(i) in the event a filing under the HSR Act is required, any requisite waiting period in connection with such filing (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired, and (ii) any consents, approvals and filings under any other foreign antitrust law the absence of which would prohibit the consummation of the Merger, shall have been obtained or made; (c) no statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order enacted, entered, promulgated, enforced or issued by any Governmental Entity (as defined below under “Termination of the Merger Agreement”), or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided that each of the parties shall have used all reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any such injunction or other order that may be entered; and (d) the Purchaser shall have accepted Shares for payment pursuant to the Offer; provided, that the obligation of a party to effect the Merger shall not be conditioned on the fulfillment of the condition set forth in this clause (d) if the failure of Purchaser to accept Shares for payment pursuant to the Offer shall have constituted or resulted from a material breach of the Offer or this Agreement by such party.
      Termination of the Merger Agreement. The Merger Agreement may be terminated at any time prior to the effective time of the Merger (the “Effective Time”), whether before or after receipt of Common Stock Approval:

a)	by mutual written consent of Parent, the Purchaser and the Company;

b)	by either Parent or the Company:

i)	if the Offer is not consummated on or before the Outside Date, unless the failure to consummate the Offer is the result of a willful and material breach of the Merger Agreement by the party seeking to terminate the Merger Agreement;

ii)	if any Governmental Entity issues an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, the Shares pursuant to the Offer or the Merger and such order, decree, ruling or other action shall have become final and nonappealable; or

iii)	if as the result of the failure of any of conditions to the Offer described below in Section 14 of this Offer to Purchase, the Offer shall have terminated or expired in accordance with its terms without the Purchaser having accepted Shares for payment pursuant to the Offer; provided, however, that the right to terminate the Merger Agreement pursuant to this clause (iii shall not be available to any party whose failure to fulfill any of its obligations under the Merger Agreement results in the failure of any such condition or if the failure of such condition results from facts or circumstances that constitute a willful breach of any representation or warranty under the Merger Agreement by such party; or

iv)	if the Purchaser fails to commence the Offer on or before August 2, 2005 due to a failure of the condition to the Offer described below in paragraph (a) of Section 14 of this Offer to Purchase; provided, however, that the right to terminate the Merger Agreement shall not be available to the Company if its failure to fulfill any of its obligations under the Merger Agreement results from facts or circumstances that constitute a breach of any representation or warranty under this Agreement by the Company; or

c)	by Parent, if the Company breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in the Merger Agreement (other than a breach or failure to perform for which Parent has the right to terminate the Merger Agreement described in (d)(ii) below), which breach or failure to perform (i) would give rise to the failure of a condition to the Offer described below in Section 14 of this Offer to Purchase, and (ii) cannot be or has not been cured within 20 days after the giving of written notice to the Company of such breach (provided that Parent is not then in material breach of any representation, warranty or covenant contained in the Merger Agreement); or

d)	by Parent prior to the first acceptance of Shares for payment pursuant to the Offer (the “Acceptance Date”):

i)	if the Board of Directors of the Company (the “Board”) or any committee thereof withdraws or modifies in a manner adverse to Parent or the Purchaser, or publicly proposes to withdraw or modify in a manner adverse to Parent or the Purchaser, its approval or recommendation of the Merger Agreement, the Offer or the Merger, fails to recommend to the Company’s stockholders that they accept the Offer and give the Company Stockholder Approval or publicly approves or recommends, or publicly proposes to approve or recommend, any Company Takeover Proposal (as defined below under “Takeover Proposal”); or

ii)	if the Company or any of its officers, directors, representatives or agents willfully takes any of the actions that are prohibited by the provisions described below under “Takeover Proposals”; or

e)	by the Company prior to the Acceptance Date in the circumstances described below under “Takeover Proposals” in which such termination is permitted, subject to compliance by the Company with the notice provisions described below and the termination fee provisions described below; or

f)	by the Parent in the event that the CVG Agreement is terminated by either the Company or CVG; or

g)	by the Company prior to the Acceptance Date, if Parent breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform cannot be or has not been cured within 20 days after the giving of written notice to Parent of such breach (provided that the Company is not then in material breach of any representation, warranty or covenant contained in this Agreement).
      Takeover Proposals. The Merger Agreement provides that the Company shall not, nor shall it authorize or permit any of its subsidiaries to, nor shall it authorize or permit any officer, director or employee of, or any investment banker, attorney or other advisor or representative of, the Company or any Company Subsidiary to, (i) directly or indirectly solicit, initiate or encourage the submission of, any Takeover Proposal, (ii) enter into any agreement with respect to any Takeover Proposal or (iii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; provided, however, that prior to the Acceptance Date the Company may, to the extent necessary to act in a manner consistent with the fiduciary obligations of the Board, as determined in good faith by it after consultation with outside counsel and TM Capital or another nationally recognized independent financial advisor, in response to a Takeover Proposal that the Board determines, in good faith after consultation with outside counsel, is reasonably likely to lead to a Superior Company Proposal (as defined below), that was not solicited by the Company and that did not otherwise result from a breach or a deemed breach of this provision, and subject to compliance with the notification provisions described below, (x) furnish information with respect to the Company to the person making such Takeover Proposal (and its representatives) pursuant to a customary confidentiality agreement and (y) participate in discussions or negotiations with such person (and its representatives) regarding such Takeover Proposal.
      “Takeover Proposal” means (i) any proposal or offer for a merger, consolidation, dissolution, recapitalization or other business combination involving the Company or any significant subsidiary of the Company, or (ii) any proposal or offer to acquire in any manner, directly or indirectly, over 15% of the equity securities or consolidated total assets of the Company, in each case other than pursuant to the Merger Agreement.
      “Superior Company Proposal” means any proposal made by a third party to acquire substantially all the equity securities or assets of the Company, pursuant to a tender or exchange offer, a merger, a consolidation, a liquidation or dissolution, a recapitalization or a sale of all or substantially all its assets, (i) on terms which the Board determines in good faith to be superior from a financial point of view to the holders of Shares to the Offers, taking into account all the terms and conditions of such proposal and the Merger Agreement (including any proposal by Parent to amend the terms of the Offer, the Merger and the transactions contemplated by the Merger Agreement) and (ii) that the Board determines in good faith is reasonably capable of being completed, taking into account all financial, regulatory, legal and other aspects of such proposal.
      The Merger Agreement further provides that unless the Board, after consultation with outside counsel, determines in its good faith judgment that it is necessary to do so in order to fulfill its fiduciary obligations, neither the Board nor any committee thereof may (i) withdraw (or modify in a manner adverse to Parent or the Purchaser) or publicly propose to withdraw (or modify in a manner adverse to Parent or the Purchaser) the approval or recommendation by the Board or any such committee of the Merger Agreement, the Offer or the Merger, (ii) approve any letter of intent, agreement in principle, acquisition or similar agreement relating to any Takeover Proposal or (iii) approve or recommend, or publicly propose to approve or recommend, any Takeover Proposal. The Company shall not take the actions set forth in clauses (ii) or (iii) of the preceding sentence unless: (i) the Board has received a Superior Proposal, (ii) in light of such Superior Proposal the Board shall have determined in good faith, after consultation with outside counsel, that it is necessary to withdraw or modify its approval or recommendation of the Merger Agreement, the Offer or the Merger in order to act in a manner consistent with its fiduciary duty under applicable law, (iii) the Company has notified Parent in writing of the determinations described in clause (ii) above (the “Takeover Notice”), (iv) at least three business days following receipt by Parent of the Takeover Notice, and taking into account any revised proposal made by Parent since receipt of the Takeover Notice, such Superior Proposal remains a Superior Proposal and the Board of Directors of the Company has again made their determinations referred to in clause (ii) above, (v) the Company is in compliance with the provisions related to Takeover Proposals referenced above, (vi) the Company has previously paid the Termination Fee (as described in “Fees and Expenses — Termination Fee” below), and (vii) the Board concurrently approves, and the Company concurrently enters into, a definitive agreement, providing for the implementation of such Superior Proposal.
      In addition to the obligations of the Company described in the preceding four paragraphs, the Merger Agreement provides that the Company will promptly advise Parent orally and, within one business day, in writing of any Takeover Proposal or of any inquiry that could reasonably be expected to lead to any Takeover Proposal, the material terms and conditions of such Takeover Proposal (including any changes thereto) and the identity of the person making any such Takeover Proposal or inquiry. The Company shall keep Parent fully informed of the status and details (including any change to the terms thereof) of any such Takeover Proposal. In addition, the Company is required to provide to Parent as soon as practicable after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to the Company by any third party in connection with any Takeover Proposal or sent or provided by the Company to any third party in connection with any Takeover Proposal.
      The Merger Agreement provides that the provisions described above will not prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making any required disclosure to the Company’s stockholders if, in the good faith judgment of the Board, after consultation with outside counsel, failure so to disclose would be inconsistent with applicable law.
      Fees and Expenses; Termination Fee. The Merger Agreement provides that except as set forth below, all fees and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

      The Company will pay to Parent a fee of $1,600,000 million (the “Termination Fee”) if:

i.	the Merger Agreement is terminated pursuant to the provisions described above in clause (b)(iii) under “Termination of the Merger Agreement” as a result of the failure of the condition set forth in paragraph (d) of Section 14 of this Offer to Purchase;

ii.	the Company terminates the Merger Agreement pursuant to clause (e) under “Termination of the Merger Agreement”;

iii.	Parent terminates the Merger Agreement pursuant to the provisions described above in clause (d)(i) or (d)(ii) under “Termination of the Merger Agreement”;

iv.	after the date of the Merger Agreement, any person makes a Takeover Proposal, and (A) the Offer remains open until the later of (1) the scheduled expiration date immediately following the date such Takeover Proposal is made and (2) ten days after the date such Takeover Proposal is made, (B) the Minimum Condition is not satisfied at such expiration date, (C) the Merger Agreement is terminated pursuant to the provisions described above in clause (b)(i) or (b)(iii) (other than as a result of the failure of the condition set forth in paragraph (d) of Section 14 of this Offer to Purchase) and (D) within 12 months of such termination the Company enters into a definitive agreement to consummate, or consummates, the transactions contemplated by such Takeover Proposal; or

v.	(A) the Merger Agreement is terminated pursuant to clause (c) under “Termination of the Merger Agreement” as a result of willful breach by the Company, (B) after such termination, a Takeover Proposal is made and (C) within 12 months of such termination the Company enters into a definitive agreement to consummate, or consummates, the transactions contemplated by any Takeover Proposal.

Any fee due under the provisions described above shall be paid by wire transfer of same-day funds on the date of termination of the Merger Agreement (except that in the case of clause (iv) or (v) above such payment shall be made on the date of execution of such definitive agreement or, if earlier, consummation of such transactions).
      If the Company becomes obligated to pay the Termination Fee pursuant to clause (v) described above, Parent may elect at any time not to receive the Termination Fee and, if such election is made, may pursue any and all rights, claims and causes of action it may have with respect to such breach under law. If Parent elects to receive the Termination Fee, and the Company pays the Termination Fee as described above, the payment by the Company of such fee will be Parent’s and Purchaser’s sole remedy with respect to such breach and Parent and Purchaser shall waive, to the fullest extent permitted by law, any and all rights, claims and causes of action (other than claims of, or causes of action arising from, fraud) it may have against the Company with respect to such breach.
      Upon the earlier of (i) the termination of the Merger Agreement in accordance with its terms, or (ii) the Effective Time, all reasonable out-of-pocket expenses (including, without limitation, reasonable attorneys fees) incurred by Parent in connection with the Offer, the Merger and the other Transactions (“Parent Transaction Expenses”) contemplated hereby shall be paid by the Company; provided, that the Company’s obligation to pay Parent Transaction Expenses shall not apply in the event the Agreement is terminated by the Company due to a breach by the Parent of any of its representations, warranties or covenants contained in the Merger Agreement (provided that the Company is not then in material breach of any representation, warranty or covenant contained in the Merger Agreement). In the event the Merger Agreement is terminated in accordance with its terms, the Parent Transaction Expenses shall be paid by the Company in six equal monthly installments beginning in the first month such Parent Transaction Expenses are due.
      The Parent Transaction Expenses shall not exceed $2,000,000 without the prior written approval of the Company; provided, however, the amount of the Parent Transaction Expenses plus the Termination Fee required to be paid by the Company, shall not exceed an aggregate amount of $2,600,000.

      Conduct of Business. The Merger Agreement provides that during the period from the date of the Merger Agreement to the earliest to occur of the date of the termination of the Merger Agreement, the date directors designated by Parent or Purchaser have been elected to and shall constitute a majority of the Board of Directors of the Company (the “Control Date”), and the Effective Time, except (i) as consented to in writing by Parent, (ii) as expressly permitted by the Merger Agreement or (iii) as disclosed on the Company’s disclosure schedule to the Merger Agreement, the Company shall, and shall cause its subsidiaries to, carry on their respective businesses taken as a whole in the usual, regular and ordinary course in substantially the same manner as previously conducted and use all reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees and keep their relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them to the end that its goodwill and ongoing business shall be unimpaired in all material respects at the Effective Time. Without limiting the generality of the foregoing, but subject to clauses (i), (ii) and (iii) above, from the date of the Merger Agreement to the earliest to occur of the date of termination of the Merger Agreement, the Control Date or the Effective Time the Company shall not, and shall not permit any of its subsidiaries to:

i.	(A) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock except for dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (C) purchase, redeem or otherwise acquire any shares of capital stock or any other securities of the Company or its subsidiaries or any rights, warrants or options to acquire any such shares or other securities;

ii.	issue, deliver, sell or grant (A) any shares of its capital stock, (B) any Voting Company Debt (as defined in the Merger Agreement) or other voting securities or (C) any securities convertible into, or exchangeable for, or any options, warrants or rights to acquire, any such shares, Voting Company Debt, voting securities or convertible securities or (D) “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units (other than the issuance of Shares and associated Rights upon the exercise of Company Stock Options (as defined in the Merger Agreement) and the issuance of Shares upon the exercise of the Rights).

iii.	amend its certificate of incorporation or by-laws (or other comparable charter or organizational documents);

iv.	other than pursuant to the CVG Agreement, acquire or agree to acquire (A) by merging or consolidating with, or by purchasing a substantial equity interest in or portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, or (B) any assets that are material, individually or in the aggregate, to the Company and its subsidiaries, taken as a whole;

v.	(A) grant to any current or former officer, director or employee of the Company or any of its subsidiaries any increase in compensation, except to the extent required under employment agreements in effect as of the date of the most recent audited financial statements included in the Filed SEC Documents (as defined in the Merger Agreement) or, with respect to employees (other than directors, officers or key employees) in the ordinary course of business consistent with prior practice, (B) grant to any current or former employee, officer or director of the Company or any of its subsidiaries any increase in severance or termination pay, except to the extent required under any agreement in effect as of the date of the most recent audited financial statements included in the Company’s filings with the Commission, (C) enter into any employment, consulting, indemnification, severance or termination agreement with any such employee, officer or director, (D) establish, adopt, enter into or amend in any material respect any collective bargaining agreement or Company Benefit Plan (as defined in the Merger Agreement) or (E) take any action to accelerate any rights or benefits, or make any material determinations not in the ordinary course of business consistent with prior practice, under any collective bargaining agreement or Company Benefit Plan;

vi.	make any change in accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company, except insofar as may have been required by a change in Generally Accepted Accounting Principles;

vii.	sell, lease (as lessor), license or otherwise dispose of or subject to any lien or other encumbrance any material properties or assets, except sales of obsolete assets in the ordinary course of business consistent with past practice;

viii.	(A) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings from persons that are not directors, officers or employees of the Company or any of its subsidiaries incurred in the ordinary course of business consistent with past practice, or (B) make any loans, advances or capital contributions to, or investments in, any other person, other than to or in the Company or any direct or indirect wholly owned subsidiary of the Company;

ix.	make or agree to make any new capital expenditure or expenditures that are in excess of $150,000 individually or $1,000,000 in the aggregate;

x.	make or change any material tax election or settle or compromise any material tax liability or refund;

xi.	(A) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) in excess of $50,000 individually or $250,000 in the aggregate, other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Filed Company SEC Documents or incurred in the ordinary course of business consistent with past practice, (B) cancel any indebtedness in excess of $150,000 individually or $500,000 in the aggregate or waive any claims or rights of substantial value or (C) waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any of its subsidiaries is a party;

xii.	enter into, renew, extend, amend, modify, waive any material provision of, or terminate any lease or similar commitment, in each case providing for payments in excess of $500,000 over the term of such lease or commitment (or until the date on which such lease or commitment may be terminated by the Company without penalty); or

xiii.	authorize, or commit or agree to take, any of the foregoing actions.

      Board of Directors. The Merger Agreement provides that promptly upon the first acceptance for payment of, and payment by the Purchaser for, any Shares pursuant to the Offer, the Purchaser shall be entitled to designate such number of directors on the Board as will give the Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board equal to at least that number of directors, rounded up to the next whole number, which is the product of (a) the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by (b) the percentage that (i) such number of Shares so accepted for payment and paid for by the Purchaser plus the number of Shares otherwise owned by the Purchaser or any other subsidiary of Parent bears to (ii) the number of such Shares outstanding, and the Company shall, at such time, cause the Purchaser’s designees to be so elected; provided that in the event that the Purchaser’s designees are appointed or elected to the Board, until the Effective Time the Board shall have at least two directors who are directors on the date of the Merger Agreement and who are not officers of the Company (the “Independent Directors”); and provided further that, in such event, if the number of Independent Directors is reduced below two for any reason whatsoever, the remaining Independent Director will be entitled to designate persons to fill such vacancies who will be deemed to be Independent Directors for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors will designate two persons to fill such vacancies who are not officers, stockholders or affiliates of the Company, Parent or the Purchaser, and such persons will be deemed to be Independent Directors for purposes of the Merger Agreement. Subject to applicable law, the Company is required under the Merger Agreement to take all action requested by Parent necessary to effect any such election, including mailing to its stockholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and the Company will make such mailing with the mailing of the Schedule 14D-9 (provided that the Purchaser has provided to the Company on a timely basis all information required to be included in the Information Statement with respect to the Purchaser’s designees). In connection with the foregoing, the Company is required to promptly, at the option of the Purchaser, either increase the size of the Board of Directors of the Company or obtain the resignation of such number of its current directors as is necessary to enable the Purchaser’s designees to be elected or appointed to the Board of Directors of the Company as provided above.
      Stock Options. The Merger Agreement provides that the Board (or, if appropriate, any committee administering the Company Stock Plans (as defined in the Merger Agreement)) shall adopt such resolutions or take, or cause the Company to take, such other actions as are required (including, without limitation, obtaining all necessary consents of all holders of Company Stock Options under the Company’s Restated Stock Option and Incentive Award Plan, but without compensating any holder of any Company Stock Option for such consent) to adjust the terms of all outstanding Company Stock Options (the “Exercisable Options”) to provide that each such Exercisable Option outstanding immediately following the first acceptance for payment of Shares pursuant to the Offer shall be cancelled in exchange for a cash payment by the Company as soon as practicable following the first acceptance for payment of Shares pursuant to the Offer of an amount equal to (i) the excess, if any, of (x) the highest price per Share to be paid pursuant to the Offer over (y) the exercise price per Share subject to such Exercisable Option, multiplied by (ii) the number of Shares for which such Exercisable Option shall not have been exercised. Parent will advance the amount of funds to the Company that it requires in order to comply with these provisions on terms mutually acceptable to Parent and the Company.
      The Merger Agreement provides that the Company Stock Plans shall terminate as of the Effective Time, and the provisions in any other Benefit Plan (as defined in the Merger Agreement) providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company shall be deleted as of the Effective Time, and the Company shall ensure that following the Effective Time no holder of a Company Stock Option or any participant in any Company Stock Plan or other Benefit Plan shall have any right thereunder to acquire any capital stock of the Company or the surviving corporation in the Merger.
      Employee Benefits. The Merger Agreement provides that with respect to any “employee benefit plan”, as defined in Section 3(3) of ERISA, maintained by Parent or any of its subsidiaries (including any severance plan), for all purposes, including determining eligibility to participate and vesting, service with the Company or any Company Subsidiary shall be treated as service with Parent or any of its subsidiaries; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.
      Rights Agreement; Consequences if Rights Triggered. The Merger Agreement provides that the Board of Directors of the Company shall take all action requested in writing by Parent in order to render the Rights inapplicable to the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Except as approved in writing by Parent, the Board of Directors of the Company may not (i) amend the Company Rights Agreement, (ii) redeem the Rights or (iii) take any action with respect to, or make any determination under, the Company Rights Agreement in each case in a manner adverse to

Parent or the Purchaser. The Merger Agreement further provides that if any Distribution Date or Share Acquisition Date (each as defined in the Company Rights Agreement) occurs under the Company Rights Agreement at any time during the period from the date of the Merger Agreement to the Effective Time, the Company and Parent shall make such adjustment to the price being offered for the Shares as the Company and Parents shall mutually agree so as to preserve the economic benefits that the Company and Parent each reasonably expected on the date of the Merger Agreement to receive as a result of the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement.
      Indemnification and Insurance. Parent and the Purchaser have agreed in the Merger Agreement that Parent shall, to the fullest extent permitted by law, cause the Company (from and after the Control Date) and the surviving corporation in the Merger (from and after the Effective Time) to honor all the Company’s obligations to indemnify, defend and hold harmless (including any obligations to advance funds for expenses) the current and former directors and officers of the Company and its subsidiaries against all losses, claims, damages or liabilities arising out of acts or omissions by any such directors and officers occurring prior to the Effective Time to the maximum extent that such obligations of the Company exist on the date of the Merger Agreement, whether pursuant to the Company’s charter, the Company’s by-laws, the GBCC, individual indemnity agreements or otherwise, and such obligations shall survive the Merger and shall continue in full force and effect in accordance with the terms of the Company’s charter, the Company’s by-laws, the GBCC and such individual indemnity agreements from the Effective Time until the expiration of the applicable statute of limitations with respect to any claims against such directors or officers arising out of such acts or omissions. In the event a current or former director or officer of the Company or any of its subsidiaries is entitled to indemnification, such director or officer shall be entitled to reimbursement from the Company (from and after the Control Date) or the corporation surviving the Merger (from and after the Effective Time) for reasonable attorney fees and expenses incurred by such director or officer in pursuing such indemnification, including payment of such fees and expenses by the corporation surviving the Merger or the Company, as applicable, in advance of the final disposition of such action upon receipt of an undertaking by such current or former director or officer to repay such payment if it shall be adjudicated that such current or former director or officer was not entitled to such payment.
      The Merger Agreement also provides that from and after the Control Date for a period of six years after the Effective Time, Parent shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (provided that Parent may either (i) substitute therefor policies with reputable and financially sound carriers or (ii) maintain self insurance or similar arrangements through a financially sound insurance affiliate of Parent with at least as high a rating as the Company’s current insurance carriers, in each case of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from or related to facts or events which occurred at or before the Effective Time; provided, however, that Parent shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 150% of the annual premiums paid as of the date hereof by the Company for such insurance (such 150% amount, the “Maximum Premium”). If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, Parent shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Premium. In the Merger Agreement, the Company has represented to Parent that the Maximum Premium is $345,000.
      The Company has agreed in the Merger Agreement to maintain, through the Effective Time, the Company’s existing directors’ and officers’ insurance in full force and effect without reduction of coverage.
      The Merger Agreement also provides that if the corporation surviving the merger or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger and the continuing or surviving entity does not assume the indemnification obligations of the surviving corporation, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the corporation surviving the merger assume, as a matter of law or otherwise, the obligations.
      Reasonable Efforts; Notification. The Merger Agreement provides that each of the parties shall use all reasonable efforts to take, or cause to be taken, all reasonable actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement, including, when reasonable, seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement and to fully carry out the purposes of the Merger Agreement. In connection with and without limiting the foregoing, the Company and the Board of Directors of the Company have agreed to (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Merger Agreement, any transaction contemplated by the Merger Agreement and (ii) if any state takeover statute or similar statute or regulation becomes applicable to the Merger Agreement, take all action necessary to ensure that the Offer, the Merger and the other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to minimize the effect of such statute or regulation on the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Nothing in the Merger Agreement is deemed to require any party to waive any substantial rights or agree to any substantial limitation on its operations or to dispose of any significant asset or collection of assets. As promptly as practicable after the consummation of the Offer, the Company shall use all reasonable efforts to notify Parent of any actions or nonactions of, waivers, consents and approvals from, and registrations and filings with, Governmental Entities, and any consents, approvals or waivers from third parties, that would be required in connection with the consummation of the Merger in the event that Parent elects to merge the Company with and into the Purchaser instead of merging the Purchaser into the Company.
      The Company shall give prompt notice to Parent, and Parent or the Purchaser shall give prompt notice to the Company, of (i) any representation or warranty made by it contained in the Merger Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under the Merger Agreement.
      Representations and Warranties. The Merger Agreement contains various customary representations and warranties, including representations relating to corporate existence and power; capitalization; corporate authorizations; subsidiaries; absence of conflicts; Commission filings; absence of certain changes; contracts; absence of undisclosed liabilities; government authorizations; litigation; compliance with laws; absence of changes in benefit plans; excess parachute payments; employment agreements; taxes; intellectual property; absence of notes owing to the Company certain parties; accuracy of certain disclosures; brokers’ and other fees and the opinion of the Company’s financial advisor.
      The Merger Agreement also contains a provision whereby the Company represents to the Purchaser that (i) the CVG Agreement has been duly approved and authorized by all necessary action on the part of the Company, (ii) the CVG Agreement has been duly and validly executed and delivered by the

Company and CVG, (iii) the CVG Agreement constitutes the legal, valid and binding obligations of the Company and CVG, enforceable against them in accordance with its terms, (iv) neither the Company nor, to the Company’s knowledge, CVG, is in default of any of the terms and conditions contained in the CVG Agreement, (v) the CVG Agreement has not been amended or modified in any way, (vi) a true and complete copy of the CVG Agreement has been provided to the Parent, and (vii) the debt financing as contemplated by the financing commitments set forth in the CVG Agreement are in full force and effect and have not been amended or modified in any way.
      Certain representations and warranties in the Merger Agreement provide exceptions for items that are not “material” or that are not reasonably likely to have a “Company Material Adverse Effect”. For purposes of the Merger Agreement and the Offer, a “Company Material Adverse Effect” means (a) a material adverse effect on the business, assets, condition (financial or otherwise), prospects or results of operations of the Company and its subsidiaries, taken as a whole, other than effects due to (1) general economic, market or political conditions or (2) matters generally affecting the industry in which such party operates, (b) a material adverse effect on the ability of the Company to perform its obligations under the Merger Agreement or (c) a material adverse effect on the ability of the Company to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement.
      Procedure for Termination, Amendment, Extension or Waiver. The Merger Agreement may be amended by the parties at any time, whether before or after the Common Stock Approval has been obtained; provided, however, that, after the Common Stock Approval has been obtained, there shall be made no amendment that by law requires further approval by the Company’s stockholders without the further approval of such stockholders and provided, further, that after Purchaser’s purchase of Shares in the Offer, no such amendment or modification shall be made that reduces the amount or changes the form of consideration payable upon the conversion of shares of Company Common Stock (“Merger Consideration”) or otherwise materially and adversely affects the rights of the Company’s stockholders under the Merger Agreement, without the further approval of such stockholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties to the Merger Agreement.
      At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant thereto or (c) waive compliance with any of the agreements or conditions contained therein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure by any party to the Merger Agreement to assert any of its rights under the Merger Agreement or otherwise shall not constitute a waiver of such rights.
      A termination of the Merger Agreement, an amendment of the Merger Agreement or an extension or waiver shall, in order to be effective, require in the case of Parent, the Purchaser or the Company, action by its Board of Directors or the duly authorized designee of its Board of Directors; provided that in the case of the Company and in the event the Offer has been consummated and the Shares have been purchased pursuant to the Offer, such action shall also require action by a majority of the Independent Directors.
      Parent Loan to Company. The Merger Agreement provides that upon payment for shares of Company Common Stock pursuant to the Offer, in order to facilitate the purchase by the Company of CVG upon the terms and conditions set forth in the CVG Agreement, Parent shall provide subordinated debt financing or redeemable preferred stock financing to the Company in the amount of up to $31,000,000 upon commercially reasonable terms to be mutually agreed upon by Parent and the Company; provided that Parent may reduce the amount of such financing by the amount, if any, paid pursuant to the Top Up Option.
      Indenture. The Merger Agreement provides that the Company shall use the proceeds from the Financing Commitments (as defined below) contemplated in the CVG Agreement to redeem all amounts outstanding under the Indenture, dated as of December 7, 2001 and as subsequently amended, between the

Company and State Street Bank and Trust Company (the “Indenture”), at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any.

The Confidentiality Agreement
      Parent and the Company entered into a Confidentiality Agreement on February 23, 2005 (the “Confidentiality Agreement”). Pursuant to the Confidentiality Agreement, the Parent and the Company agreed to keep confidential certain information provided by the Company or its representatives. The Merger Agreement provides that certain information exchanged pursuant to the Merger Agreement will be subject to the Confidentiality Agreement.

Plans for the Company
      CVG. The Company has entered into the CVG Agreement in order to effect the Company’s purchase all of the outstanding stock of CVG, which is a privately held retailer of optical products and services headquartered in Pennsauken, New Jersey. CVG operates 111 optical stores under the brand name “America’s Best Contacts & Eyeglasses.” The Company’s acquisition of CVG has been approved unanimously by the boards of directors of the Company and CVG.
      Pursuant to the CVG Agreement, the Company will pay approximately $88 million in cash, approximately $48 million of which will be used to repay debt and other obligations of CVG and the remainder of which will be paid to the CVG shareholders. It is anticipated that the CVG acquisition, and the repayment of the amounts outstanding under the Indenture to occur in conjunction with the CVG acquisition, would be financed through a new credit facility to be arranged by Freeport and contain customary conditions to close (the “Financing Commitments”), as well as through a cash investment by Parent contemplated by the Merger Agreement. The Company would be obligated to pay a break up fee to CVG’s shareholders of $4 million (the “Break Up Fee”) if the Company’s acquisition of CVG as contemplated by the CVG Agreement fails to close (i) 120 days from the date the CVG Agreement was executed, or (ii) 150 days from the date the CVG Agreement was executed in the event the Company pays simple interest to CVG on the Break Up Fee beginning on the 90th day following execution of the CVG Agreement, at a rate of 6.25% per annum, due to its failure to close the contemplated financing. The consummation of the Company’s acquisition of CVG is conditioned upon the simultaneous closing of the Offer.
      After the purchase of Shares by the Purchaser pursuant to the Offer, Parent may appoint its representatives to the Company’s Board of Directors in proportion to its ownership of the outstanding Shares. See “The Merger Agreement — Board of Directors” above.
      Other Plans. Following the completion of the Offer and Merger, and the closing of the CVG Agreement, Parent intends to operate the Company and CVG as a combined entity. Except as otherwise indicated in this Offer to Purchase, Parent does not have any current plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the present management of the Company, (iv) any material change in the Company’s present capitalization or dividend policy, or (v) any other material change in the Company’s corporate structure or business. Nevertheless, Parent intends to continue to review the Company and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and to consider, what, if any, changes would be desirable in light of the circumstances then existing, and reserves the right to take such actions or effect such changes as it deems desirable.

Appraisal Rights
      The holders of Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, holders of Shares at the Effective Time will have certain rights pursuant to the provisions of Article 13 of the GBCC (the “Appraisal Provisions”) to dissent and demand appraisal of their Shares.

Under the Appraisal Provisions, dissenting stockholders who comply with the applicable statutory procedures will be entitled to demand payment of fair value for their stock. If a stockholder and the surviving corporation do not agree on such fair value, the stockholder will have the right to a judicial determination of fair value of such stockholder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with any interest as determined by the court. Any such judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.
      The foregoing summary of the Appraisal Provisions does not purport to be complete and is qualified in its entirety by reference to the Appraisal Provisions. A complete text of Article 13 of the GBCC is set forth in Appendix II hereto. FAILURE TO FOLLOW THE STEPS REQUIRED BY THE APPRAISAL PROVISIONS FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

Tender Agreements
      Neither the Company, the Purchaser or the Parent have entered into any binding agreements with any shareholders which would require shareholders to tender their shares in connection with the Offer.

13.	Dividends and Distributions
      As discussed in Section 12 of this Offer to Purchase, the Merger Agreement provides that from July 25, 2005, to the earliest to occur of the termination of the Merger Agreement, the Control Date or the Effective Time, without the prior written consent of Parent, the Company may not declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock except for dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent.

14.	Certain Conditions of the Offer
      The Merger Agreement provides that notwithstanding any other term of the Offer or the Merger Agreement, Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Sub’s obligation to pay for or return tendered shares of Company Common Stock promptly after the termination or withdrawal of the Offer), to pay for any shares of Company Common Stock tendered pursuant to the Offer unless (i) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer that number of shares of Company Common Stock which, together with that number of shares of Company Common Stock owned by Parent, Purchaser and Parent’s other subsidiaries (including any shares acquired pursuant to exercise of the Top Up Option), would represent more than sixty-seven percent (67%) of the Fully Diluted Shares (the “Minimum Tender Condition”), (ii) if a filing under the HSR Act is required, any waiting period with respect to such filing applicable to the purchase of shares of Company Common Stock pursuant to the Offer shall have expired or been terminated, (iii) the Company shall have closed the transactions contemplated by the CVG Agreement and received the debt financing contemplated by the Financing Commitments, (iv) the Company shall have received consents as set forth on Schedule 3.05(b) of the Company Disclosure Letter (as defined in the Merger Agreement), which consents waive any default under or right to terminate the Contracts referred to therein that would otherwise have resulted from the Offer, the Merger or the other Transactions and (v) the Company shall have obtained the written consent of holders of Company Stock Options issued and outstanding under the Company’s Restated Stock Option and Incentive Award Plan to cancel all such Company Stock Options as contemplated by the Merger Agreement. The term “Fully Diluted Shares” means all outstanding securities, as of 12:00 midnight on the date of the expiration of the Offer, entitled generally to vote in the election of directors of the Company on a fully diluted basis, after giving effect to the exercise or conversion of all options, rights and securities exercisable (taking into account acceleration of exercisability that would result from the transactions contemplated by the Merger Agreement) or convertible into such voting securities. Furthermore, notwithstanding any other term of the Offer or this Agreement, Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any shares of Company Common Stock not theretofore accepted for payment or paid for, and may terminate or amend the Offer, (A) with the consent of the Company, or (B) without the consent of the Company at any time on or after the date of the Merger Agreement and before the first acceptance of such Shares for payment or the payment therefore, when any of the following conditions exists:

a)	there shall be threatened or pending any suit, action or proceeding (other than by Parent or Purchaser, a stockholder of Parent (that is not also a stockholder of the Company) or Purchaser or any person affiliated with Parent or Purchaser) which, in the reasonable judgment of Parent, has a reasonable likelihood of success or would require the expenditure of funds that are material in relation to the Company and its subsidiaries taken as a whole to defend (i) challenging the acquisition by Parent or Purchaser of any Company Common Stock, seeking to restrain or prohibit the making or consummation of the Offer or the Merger, or seeking to obtain from the Company, Parent or Purchaser any damages that are material in relation to the Company and its subsidiaries taken as a whole, (ii) seeking to prohibit or limit the ownership or operation by the Company, Parent or any of their respective subsidiaries of any material portion of the business or assets of the Company and its subsidiaries taken as a whole or Parent and its subsidiaries taken as a whole, or to compel the Company, Parent or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company and its subsidiaries taken as whole or Parent and its subsidiaries taken as a whole, as a result of the Offer or the Merger, (iii) seeking to prohibit or limit the ownership or operation by the Company or CVG or any of their respective subsidiaries of any material portion of the business or assets of CVG and its subsidiaries taken as whole, or to compel the Company or CVG or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of CVG and its subsidiaries taken as whole, as a result of the transactions contemplated by the CVG Agreement, (iv) seeking to impose material limitations on the ability of Parent or Purchaser to acquire or hold, or exercise full rights of ownership of, any shares of Company Common Stock, including the right to vote the Company Common Stock acquired by it on all matters properly presented to the stockholders of the Company or (vi) seeking to prohibit Parent or any of its subsidiaries from effectively controlling in any material respect the business or operations of the Company, the Company Subsidiaries or CVG;

b)	any Law or Judgment enacted, entered, enforced, promulgated, amended or issued with respect to, or deemed applicable to, or any required consent or approval withheld with respect to, (i) Parent, the Company, CVG or any of their respective subsidiaries, or (ii) the Offer or the Merger, by any Governmental Entity that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in paragraph (a) above;

c)	since the date of the Merger Agreement there shall have occurred any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have, a Company Material Adverse Effect;

d)	the Company Board or any committee thereof shall have withdrawn or modified in a manner adverse to Parent or Purchaser, or publicly proposed to withdraw or modify in a manner adverse to Parent or Purchaser, its approval or recommendation of this Agreement, the Offer or the Merger, failed to recommend to the Company’s stockholders that they accept the Offer or approved or recommended, or publicly proposed to approve or recommend, any Company Takeover Proposal;

e)	any of the representations and warranties of the Company contained in the Merger Agreement (as each such representation or warranty would read if all qualifications as to materiality or knowledge were deleted therefrom) shall not be true and correct when made or at any time prior to the consummation of the Offer as if made at and as of such time except where the failure to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have, a Company Material Adverse Effect;

f)	the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement, which failure to perform or comply cannot be or has not been cured within ten days after the giving of written notice to the Company of such breach;

g)	the CVG Agreement shall have been terminated by either the Company or CVG; or

h)	the Merger Agreement shall have been terminated in accordance with its terms;
which, in the sole and good faith judgment of Purchaser or Parent, in any such case, and regardless of the circumstances giving rise to any such condition (including any action or inaction by Parent or any of its affiliates), makes it inadvisable to proceed with such acceptance for payment or payment.
      The foregoing conditions, including those contained in clauses (i), (ii), (iii), (iv) and (v) of the first paragraph of this Section 14, are for the sole benefit of Purchaser and Parent and may be asserted by Purchaser or Parent regardless of the circumstances giving rise to such condition or may be waived by Purchaser and Parent in whole or in part at any time and from time to time in their sole discretion (subject to the terms of the Merger Agreement). The failure by Parent, Purchaser or any other affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

15.	Certain Legal Matters
      Except as described in this Section 15, based on a review of publicly available filings made by the Company with the Commission and other publicly available information concerning the Company and discussions of representatives of Parent with representatives of the Company, none of the Purchaser, Parent or the Company is aware of any license or regulatory permit that appears to be material to the business of the Company and its Subsidiaries, taken as a whole, that might be adversely affected by the Purchaser’s acquisition of Shares (and the indirect acquisition of the stock of the Company’s subsidiaries) as contemplated herein or of any approval or other action by any Federal, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign that would be required or desirable for the acquisition or ownership of Shares by the Purchaser as contemplated herein. Should any such approval or other action be required or desirable, Parent and the Purchaser currently contemplate that such approval or other action will be sought, except as described below under “State Takeover Laws”. While (except as otherwise expressly described in this Section 15) the Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company’s business or that certain parts of the Company’s business might not have to be disposed of if such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchaser could, subject to the terms and conditions of the Merger Agreement, decline to accept for payment or pay for any Shares tendered. See Section 14 of this Offer to Purchase for a description of certain conditions to the Offer.
      State Takeover Laws. Sections 14-2-1131 to 14-2-1133 of the GBCC, in general, prohibit a “Resident Domestic Corporation” such as the Company from engaging in a “Business Combination” (defined as a variety of transactions, including mergers) with an “Interested Stockholder” (defined generally as a person that is the beneficial owner of 10% or more of a corporation’s outstanding voting stock) for a period of five years following the time that such person became an interested stockholder unless: (a) prior to the time such person became an interested stockholder, the board of directors of the Resident Domestic Corporation approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder; (b) upon consummation of the transaction that resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 90 percent of the voting stock of the Resident Domestic Corporation outstanding at the time the transaction commenced, excluding stock held by (i) persons who are directors or officers, their affiliates, or associates; (ii) subsidiaries of the Resident Domestic Corporation; and (iii) any employee stock plan under which participants do not have the right (as determined exclusively by reference to the terms of such plan and any trust which is part of such plan) to determine confidentially the extent to which shares held under such plan will be tendered in a tender or exchange offer; or (c) subsequent to becoming an Interested Shareholder, such shareholder acquired additional shares resulting in the Interested Shareholder being the beneficial owner of at least 90 percent of the outstanding voting stock of the Resident Domestic Corporation, excluding for purposes of determining the number of shares outstanding those shares owned by (i) persons who are directors or officers of the Resident Domestic Corporation, their affiliates, or associates; (ii) subsidiaries of the Resident Domestic Corporation; and (iii) any employee stock plan under which participants do not have the right (as determined exclusively by reference to the terms of such plan and any trust which is part of such plan) to determine confidentially the extent to which shares held under such plan will be tendered in a tender or exchange offer, and the Business Combination was approved at an annual or special meeting of shareholders by the holders of a majority of the voting stock entitled to vote thereon, excluding from said vote, for the purpose of this paragraph only, the voting stock beneficially owned by the Interested Shareholder or by (i) persons who are directors or officers of the Resident Domestic Corporation, their affiliates, or associates; (ii) subsidiaries of the Resident Domestic Corporation; and (iii) any employee stock plan under which participants do not have the right (as determined exclusively by reference to the terms of such plan and any trust which is part of such plan) to determine confidentially the extent to which shares held under such plan will be tendered in a tender or exchange offer. The requirements of Sections 1131 to 1133 of the GBCC shall not apply to Business Combinations with Interested Shareholders unless the bylaws of the Resident Domestic Corporation specifically provide that all of such requirements are applicable to the Resident Domestic Corporation.
      The sections of the GBCC described in the paragraph above do not apply to the Merger Agreement, the Offer or the Merger, because the Company did not elect to apply these sections to the Company in its bylaws.
      The foregoing description of Sections 1131 to 1133 of the GBCC does not purport to be complete and is qualified in its entirety by reference to the provisions of Sections 1131 to 1133 of the GBCC.
      Except as described herein, neither the Purchaser nor Parent has attempted to comply with any state takeover statute or regulation. The Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, the Purchaser may not be obligated to accept payment or pay for any Shares tendered pursuant to the Offer. See Section 14 of this Offer to Purchase.

Antitrust
      United States Antitrust Law. In the event the Offer required a filing to be made under the HSR Act, the acquisition of Shares under the Offer could be consummated after the expiration of a 15-calendar day waiting period commenced by the filing of a Notification and Report Form, which would be filed by Parent, with respect to the Offer, unless Parent received a request for additional information or documentary material from the Antitrust Division of the Department of Justice (the “Antitrust Division”) or the Federal Trade Commission (the “FTC”) or unless early termination of the waiting period is granted. No such filing is required under the HSR Act at this time. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requested additional information from Parent concerning the Offer, the waiting period would be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Parent with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Parent. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. Expiration or termination of the applicable waiting period under the HSR Act (solely in the event a filing is required to be made under the HSR Act) is a condition to the Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer.
      The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser’s proposed acquisition of the Company. At any time before or after the Purchaser’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by the Purchaser or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.
      Foreign Antitrust Laws. The antitrust and competition laws of certain foreign countries may apply to the Offer and the Merger and related filings and notifications may be required. Certain of such filings for approvals, if required or desirable, may not be made or obtained prior to the expiration of the Offer. After commencement of the Offer, Purchaser will seek further information regarding the applicability of any such laws and currently intends to take such action as may be required or desirable. If any government or governmental authority or agency takes any action prior to the completion of the Offer that might have certain adverse effects, Purchaser will not be obligated to accept for payment or pay for any Shares tendered.

16.	Fees and Expenses
      Parent and the Purchaser have retained Georgeson Shareholder Communications, Inc. to act as the Information Agent and American Stock Transfer & Trust Company to serve as the Depositary in connection with the Offer. The Information Agent and the Depositary each will receive reasonable and customary compensation for their services, be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities and expenses under the U.S. federal securities laws.
      Neither the Purchaser nor Parent will pay any fees or commissions to any broker or dealer or other person in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other members will be reimbursed by the Purchaser upon request for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17.	Miscellaneous
      The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Neither the Purchaser nor Parent is aware of any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. To the extent the Purchaser or Parent becomes aware of any state law that would limit the class of offerees in the Offer, the Purchaser will amend the Offer and, depending on the timing of such amendment, if any, will extend the Offer to provide adequate dissemination of such information to holders of Shares prior to the expiration of the Offer. In any jurisdiction where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer is being made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.
      We have not authorized any person to give any information or to make any representation on behalf of the Purchaser or Parent not contained herein or in the Letter of Transmittal and, if given or made, you must not rely upon such information or representation as having been authorized.
      Parent and the Purchaser have filed with the Commission the Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed the Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits, setting forth its recommendation with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the manner set forth in Section 8 of this Offer to Purchase.

VISION HOLDING CORP.
VISION ACQUISITION CORP.
July 28, 2005

APPENDIX I
DIRECTORS AND EXECUTIVE OFFICERS OF BERKSHIRE, PARENT AND THE PURCHASER

1.	Directors and Executive Officers of Purchaser and Parent.
      The name, citizenship, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Parent are set forth below. Each director and executive officer is a citizen of the United States and all occupations, offices or positions of employment listed opposite an individual’s name are with Berkshire. The business address of each such director or executive officer is Vision Holding Corp., c/o Berkshire Partners LLC, One Boston Place, Suite 3300, Boston, MA 02108. To the best knowledge of Parent and Purchaser, none of the directors and officers of Parent and Purchaser listed below has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Name	Present Principal Occupation or Employment and Employment History

D. Randolph Peeler	Mr. Peeler is a director and President of Purchaser and Parent. For more than the past five years, Mr. Peeler has been a Managing Director for Berkshire and its affiliates. Mr. Peeler also serves as a director for Casella Waste Systems.

Lawrence Hamelsky	Mr. Hamelsky is a director and Secretary of Purchaser and Parent. For more than the past five years, Mr. Hamelsky has been a Principal of Berkshire and its affiliates.

Bradley M. Bloom	Mr. Bloom is a director and Treasurer of Purchaser and Parent. For more than the past five years, Mr. Bloom has been a Managing Director for Berkshire and its affiliates. Mr. Bloom also serves as a director of Carter’s Inc.

2.	Managing Directors of Berkshire.
      Funds and accounts managed by Berkshire and its affiliates hold, directly or indirectly, 100% of the issued and outstanding equity of Parent, which in turn owns 100% of the issued and outstanding equity of Purchaser. The principal executive offices of Berkshire are located at One Boston Place, Suite 3300, Boston, MA 02108, telephone (617)227-0050.
      The name, present principal occupation or employment and material occupations, positions, offices and employment for the past five years of each of the managing directors of Berkshire are set forth below. Each managing director is a citizen of the United States. The business address of each such managing director is Berkshire Partners LLC, One Boston Place, Suite 3300, Boston, MA 02108. To the best knowledge of Berkshire, none of the managing directors of Berkshire listed below has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Name	Present Principal Occupation or Employment and Employment History

Bradley M. Bloom	Mr. Bloom is a Managing Director of Berkshire, and has been a Managing Director of Berkshire for more than the past five years. Mr. Bloom also serves as a director of Carter’s Inc.

Jane Brock-Wilson	Ms. Brock-Wilson is a Managing Director of Berkshire, and has been a Managing Director of Berkshire for more than the past five years.

Name	Present Principal Occupation or Employment and Employment History

Kevin T. Callaghan	Mr. Callaghan is a Managing Director of Berkshire, and has been a Managing Director of Berkshire for more than the past five years.

J. Christopher Clifford	Mr. Clifford is a Managing Director of Berkshire, and has been a Managing Director of Berkshire for more than the past five years.

Carl Ferenbach	Mr. Ferenbach is a Managing Director of Berkshire, and has been a Managing Director of Berkshire for more than the past five years. Mr. Ferenbach also serves as a director for Crown Castle International, and U.S. Can Corporation.

Garth H. Greimann	Mr. Greimann is a Managing Director of Berkshire, and has been a Managing Director of Berkshire for more than the past five years. Mr. Greimann also serves as a director for Profit Recovery Group International.

Ross M. Jones	Mr. Jones is a Managing Director of Berkshire, and has been a Managing Director of Berkshire for more than the past five years. Mr. Jones also serves as a director for Carter’s, Inc.

Richard K. Lubin	Mr. Lubin is a Managing Director of Berkshire, and has been a Managing Director of Berkshire for more than the past five years. Mr. Lubin also serves as a director for U.S. Can Corporation, and Amscan Holdings, Inc.

D. Randolph Peeler	Mr. Peeler is a Managing Director of Berkshire, and has been a Managing Director of Berkshire for more than the past five years. Mr. Peeler also serves as a director for Casella Waste Systems.

Robert J. Small	Mr. Small is a Managing Director of Berkshire, and has been a Managing Director for Berkshire for more than the past five years. Mr. Small also serves as a director for Amscan Holdings, Inc. and Hexcel Corporation.

APPENDIX II
ARTICLE 13 OF THE GEORGIA BUSINESS CORPORATIONS CODE — DISSENTER’S RIGHTS
Part 1.     Right to Dissent and Obtain Payment for Shares
§ 14-2-1301. Definitions
      As used in this article, the term:

(1)	“Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(2)	“Corporate action” means the transaction or other action by the corporation that creates dissenters’ rights under Code Section 14-2-1302.

(3)	“Corporation” means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(4)	“Dissenter” means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

(5)	“Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

(6)	“Interest” means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

(7)	“Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(8)	“Shareholder” means the record shareholder or the beneficial shareholder.
§ 14-2-1302. Right to dissent
(a)     A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

(1) Consummation of a plan of merger to which the corporation is a party:

(A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger, unless:

(i) The corporation is merging into a subsidiary corporation pursuant to Code Section 14-2-1104;

(ii) Each shareholder of the corporation whose shares were outstanding immediately prior to the effective time of the merger shall receive a like number of shares of the surviving corporation, with designations, preferences, limitations, and relative rights identical to those previously held by each shareholder; and

(iii) The number and kind of shares of the surviving corporation outstanding immediately following the effective time of the merger, plus the number and kind of shares issuable as a result of the merger and by conversion of securities issued pursuant to the merger, shall not exceed the total number and kind of shares of the corporation authorized by its articles of incorporation immediately prior to the effective time of the merger; or

(B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

(2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

(4) An amendment of the articles of incorporation with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

(5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.
(b)     A shareholder entitled to dissent and obtain payment for his or her shares under this article may not challenge the corporate action creating his or her entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter’s rights.
(c)     Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

(1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

(2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.
§ 14-2-1303. Dissent by nominees and beneficial owners
      A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters’ rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.
Part 2.     Procedure for Exercise of Dissenters’ Rights
§ 14-2-1320. Notice of dissenters’ rights
(a)     If proposed corporate action creating dissenters’ rights under Code Section 14-2-1302 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this article and be accompanied by a copy of this article.
(b)     If corporate action creating dissenters’ rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken.
§ 14-2-1321. Notice of intent to demand payment
(a)     If proposed corporate action creating dissenters’ rights under Code Section 14-2-1302 is submitted to a vote at a shareholders’ meeting, a record shareholder who wishes to assert dissenters’ rights:

(1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

(2) Must not vote his shares in favor of the proposed action.
(b)     A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article.
§ 14-2-1322. Dissenters’ notice
(a)     If proposed corporate action creating dissenters’ rights under Code Section 14-2-1302 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.
(b)     The dissenters’ notice must be sent no later than ten days after the corporate action was taken and must:

(1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

(4) Be accompanied by a copy of this article.
§ 14-2-1323. Duty to demand payment
(a)     A record shareholder sent a dissenters’ notice described in Code Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.
(b)     A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.
(c)     A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for his shares under this article.
§ 14-2-1324. Share restrictions
(a)     The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.
(b)     The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.
§ 14-2-1325. Payment
(a)     Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.
(b)     The offer of payment must be accompanied by:

(1) The corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2) A statement of the corporation’s estimate of the fair value of the shares;

(3) An explanation of how the interest was calculated;

(4) A statement of the dissenter’s right to demand payment under Code Section 14-2-1327; and

(5) A copy of this article.
(c)     If the shareholder accepts the corporation’s offer by written notice to the corporation within 30 days after the corporation’s offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.
§ 14-2-1326. Failure to take action
(a)     If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.
(b)     If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under Code Section 14-2-1322 and repeat the payment demand procedure.
§ 14-2-1327. Procedure if shareholder dissatisfied with payment or offer
(a)     A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

(1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

(2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.
(b)     A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation’s offer unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.
(c)     If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

(1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

(2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.
Part 3.     Judicial Appraisal of Shares
§ 14-2-1330. Court action
(a)     If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.
(b)     The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation’s registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.
(c)     The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or statutory overnight delivery or by publication, or in any other manner permitted by law.
(d)     The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the “Georgia Civil Practice Act,” applies to any proceeding with respect to dissenters’ rights under this chapter.
(e)     Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.
§ 14-2-1331. Court costs and attorney fees
(a)     The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.
(b)     The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

(1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

(2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.
(c)     If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.
§ 14-2-1332. Limitation of actions
No action by any dissenter to enforce dissenters’ rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

      The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.
The Depositary for the Offer is:

By Mail or Overnight Courier:	By Hand:
American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, NY 11219	American Stock Transfer & Trust Company Attn: Reorganization Department 59 Maiden Lane New York, NY 10038
      Questions and requests for assistance may be directed to the Information Agent at its address set forth below. Additional copies of the Offer to Purchase, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.
The Information Agent for the Offer is:
17 State Street, 10th Floor
New York, NY 10004
Banks and Brokers call: (212) 440-9800
All others call toll free: (866) 391-6923